Prospectus

Class A, B and C Shares

June 19, 2000

GOLDMAN SACHS RESEARCH SELECT FUND℠



THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THE FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE FUND INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

Goldman Sachs

| NOT FDIC-INSURED | May Lose Value | No Bank Guarantee |

General Investment Management Approach

Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Research Select Fund (the ''Fund''). Goldman Sachs Asset Management is referred to in this Prospectus as the ''Investment Adviser.''

RESEARCH STYLE FUNDS—RESEARCH SELECT FUND

The Goldman Sachs Research Select Fund selects substantially all of its securities from the *U.S. Select List* developed by the Goldman Sachs Investment Research Division. The Fund leverages the resources of Goldman Sachs by applying the Investment Management Division's portfolio management expertise to the equity securities included in the *U.S. Select List*.

Fund Investment Objective and Strategies

Goldman Sachs Research Select Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	S&P 500 Index
Investment Focus:	A focused portfolio of U.S. equity securities that offer the potential for long-term capital appreciation

INVESTMENT OBJECTIVE

The Fund seeks to provide long-term growth of capital by investing in a focused portfolio of U.S. equity securities.

PRINCIPAL INVESTMENT STRATEGIES

Equity Securities. The Fund invests, under normal circumstances, at least 90% of its total assets in U.S. equity securities, including securities of foreign issuers that are traded in the United States. Under normal circumstances, the Fund will only purchase equity securities that are included in the Goldman Sachs Global Investment Research Division's *U.S. Select List* and will sell securities that have been removed from the *U.S. Select List*. Notification of changes to the *U.S. Select List* is made to clients of Goldman Sachs and to the Fund's portfolio management team at the same time. The Fund will purchase a security that has been added to, or sell a security that has been removed from, the list after publication of that change. In addition, the Investment Adviser may apply the techniques described below in managing the Fund and in purchasing and selling securities that are included in the *U.S. Select List*.

The Goldman Sachs Global Investment Research Division's U.S. Select List. The *U.S. Select List* was introduced on September 9, 1998 and comprises approximately 25 to 35 equity securities that the Goldman Sachs U.S. Stock Selection Committee expects, as a portfolio, to outperform its benchmark S&P 500 Index over the next 12 to 18 months. The list is consistent with overall investment policy and emphasizes strategically favored economic sectors. The *U.S. Select List* is updated on a regular basis. Historically, the *U.S. Select List* has consisted primarily of common stocks of relatively large U.S. companies, although the list is not restricted to those types of companies.

The *U.S. Select List* is used primarily by institutional clients.

Our Approach to Portfolio Management. To the extent practicable, the Fund will seek to deliver returns that are comparable to the price returns of the *U.S. Select List*. Generally, the Fund will seek to maintain approximate equal weightings of its assets among the securities included in the list. Any remaining assets may be invested by the Investment Adviser in the other instruments described in this Prospectus, including short-term debt obligations, options and futures contracts.

Investors should be aware, however, that the performance of the Fund will differ from the price returns of the *U.S. Select List* for a variety of reasons, including the change in securities prices that may occur between the time when a security is added to or removed from the list and when it is bought or sold for the Fund; the Fund's investment of cash flow from purchases and sales of Fund shares, which can occur daily and will result in portfolio purchases and sales; modifications in the Fund's stock weights in order to control trading costs; the timing and amount of dividend and distribution payments; and the Fund's use of investment techniques and instruments that are not included in the *U.S. Select List*. In addition, unlike the *U.S. Select List*, the Fund will incur transactional costs (such as brokerage commissions) and operational expenses (such as investment advisory fees).

While the Fund intends to track the composition of the *U.S. Select List*, the Fund's purchases and sales of securities that are added to and deleted from the list may not be completed on the first trading day after changes to the list are announced, and in certain cases may take several days or weeks to complete. Moreover, purchases and sales of the Fund and other investors following the *U.S. Select List* could create a temporary imbalance between the supply and demand of the securities on the list. The imbalance could affect the time it takes the Fund to complete its transactions, as well as the price the Fund pays or receives. In order to reduce impact of these trading costs, the Investment Adviser may decide for a period of time not to buy a security that is included in the *U.S. Select List* or to continue to hold a security that has been removed from the list.

The Fund will periodically rebalance its portfolio in an effort to maintain approximate equal weightings of its assets among the securities of the *U.S. Select List*.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Fund in seeking to achieve its investment objective. Numbers in this table show allowable usage only; for actual usage, consult the Fund's annual/semi-annual reports. For more information see Appendix A.

	Research Select Fund
10 Percent of total assets *(italic type)*	
10 Percent of net assets (roman type)	
• No specific percentage limitation on usage; limited only by the objective and strategies of the Fund	
— Not permitted	
Investment Practices	
Borrowings	*33⅓*
Custodial receipts	—
Equity Swaps*	15
Futures Contracts and Options on Futures Contracts	•
Investment Company Securities (including exchange-traded funds)	*10*
Options on Securities and Securities Indices[1]	•
Repurchase Agreements	•
Securities Lending	*33⅓*
Short Sales Against the Box	25
Unseasoned Companies	•
Warrants and Stock Purchase Rights	•
When-Issued Securities and Forward Commitments	•

* Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.
1 The Fund may sell covered call and put options and purchase call and put options.

	Research Select Fund
10 Percent of total assets *(italic type)*	
10 Percent of net assets (roman type)	
• No specific percentage limitation on usage; limited only by the objective and strategies of the Fund	
— Not permitted	
Investment Securities	
American and Global Depository Receipts	—
Asset-Backed and Mortgage-Backed Securities	—
Bank Obligations[2]	•
Convertible Securities[3]	•
Corporate Debt Obligations[2]	•
Equity Securities	*90+*
Emerging Country Securities	—
Fixed Income Securities	•
Foreign Issuers	•
Non-Investment Grade Fixed Income Securities	—
Real Estate Investment Trusts (''REITs'')	•
Structured Securities *	•
Temporary Investments	*100*
U.S. Government Securities[2]	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
2 *Limited by the amount the Fund invests in fixed-income securities. Cash equivalents only.*
3 *The Fund has no minimum rating criteria.*

5

Principal Risks of the Fund

Loss of money is a risk of investing in the Fund. An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Fund and may result in a loss of your investment. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective.

INVESTMENT RISKS

• Applicable	Research Select Fund
U.S. Select List	•
Stock	•
Credit/Default	•
Foreign	•
Derivatives	•
Interest Rate	•
Management	•
Market	•
Liquidity	•
Small Cap/REIT	•

■ *U.S. Select List Risk*—The Fund invests principally in securities included in the *U.S. Select List*, which comprises approximately 25 to 35 stocks. As a result of the small universe of stocks in which the Fund generally invests, it may be subject to greater risks than would a more diversified fund.

Price returns reported for the *U.S. Select List* do not predict or reflect the future results of the *U.S. Select List* or the Fund. In addition, unlike the Fund, the securities included in the *U.S. Select List* constitute only a ''paper portfolio'' that does not reflect actual trading and does not have an actual performance record.

Although the Goldman Sachs U.S. Stock Selection Committee periodically makes subjective decisions to add or delete companies for the *U.S. Select List*, the list is not compiled with any particular client or product in mind and is not (and will not be) compiled with the Fund in mind. The Global Investment Research Division could at any time cease publishing the *U.S. Select List*. In that event, the Board of Trustees will make a determination on how to proceed

in the best interest of shareholders of the Fund, consistent with the Fund's investment objective. Goldman Sachs publishes similar lists of recommended securities that may be appropriate for shareholders of the Fund but which will not be used by the Investment Adviser for the Fund at this time.

The Fund's purchases and sales for its portfolio will be affected by market conditions following the publication of changes to the *U.S. Select List* and will be subject to competing orders by Goldman Sachs clients who invest in the securities included on the list.

The activities of Goldman Sachs and its affiliates may occasionally limit the Fund's ability to purchase or sell securities in the *U.S. Select List*. The *U.S. Select List* is also subject to restrictions related to Goldman Sachs' other businesses. In addition, certain securities may or may not appear on the *U.S. Select List* or may or may not be removed from the list due to legal restrictions applicable to, or other business concerns of, Goldman Sachs. An investor should understand that these concerns will generally not be related to whether a particular security on the list or a security not on the list is an attractive investment opportunity.

As a global financial services firm, Goldman Sachs provides a wide range of financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of companies included in the *U.S. Select List* and may also perform or seek to perform financial services for those companies. Within the last three years, Goldman Sachs or its affiliates may have managed or co-managed public security offerings for companies included in the *U.S. Select List*, and they or their employees may have a long or short position on holdings in the securities, or options on securities, or other related investments of companies included in the *U.S. Select List*.

The Fund's ability to invest in particular securities included in the *U.S. Select List* may be limited by the diversification and other restrictions imposed on it as a registered mutual fund under the Investment Company Act of 1940 (the ''Act'').

- ■ *Stock Risk*—The risk that stock prices have historically risen and fallen in periodic cycles. As of the date of this Prospectus, U.S. stock markets and certain foreign stock markets were trading at or close to record high levels. There is no guarantee that such levels will continue.
- ■ *Credit/Default Risk*—The risk that an issuer or guarantor of fixed-income securities held by the Fund may default on its obligation to pay interest and repay principal.
- ■ *Foreign Risk*—The risk that when the Fund invests in foreign issuers, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and

less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions.

■ *Derivatives Risk*—The risk that loss may result from the Fund's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Fund.

■ *Interest Rate Risk*—The risk that when interest rates increase, fixed-income securities held by the Fund will decline in value.

■ *Management Risk*—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.

■ *Market Risk*—The risk that the value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods.

■ *Liquidity Risk*—The risk that the Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Because the Fund may invest in small capitalization stocks and REITs, the Fund will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within these investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate.

■ *Small Cap Stock and REIT Risk*—The securities of small capitalization stocks and REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price.

More information about the Fund's portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

The Fund commenced operations as of the date of this Prospectus. Therefore, no performance information is provided in this section.

Fund Fees and Expenses (Class A, B and C Shares)

This table describes the fees and expenses that you would pay if you buy and hold Class A, Class B, or Class C Shares of the Fund.

	Research Select Fund		
	Class A	Class B	Class C
Shareholder Fees **(fees paid directly from your investment):**			
Maximum Sales Charge (Load) Imposed on Purchases	5.5%[1]	None	None
Maximum Deferred Sales Charge (Load)[2]	None[1]	5.0%[3]	1.0%[4]
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None	None	None
Redemption Fees[5]	None	None	None
Exchange Fees[5]	None	None	None
Annual Fund Operating Expenses **(expenses that are deducted from Fund assets):[6]**			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[7]	0.34%	0.34%	0.34%
Total Fund Operating Expenses*	1.59%	2.34%	2.34%

See page 11 for all other footnotes.

* As a result of current expense limitations, the estimated ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Research Select Fund		
	Class A	Class B	Class C
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[6]			
Management Fees	1.00%	1.00%	1.00%
Distribution and Service (12b-1) Fees	0.25%	1.00%	1.00%
Other Expenses[7]	0.25%	0.25%	0.25%
Total Fund Operating Expenses (after current expense limitations)	1.50%	2.25%	2.25%

Fund Fees and Expenses (Continued)

1 *The maximum sales charge is a percentage of the offering price. A contingent deferred sales charge ("CDSC") of 1% is imposed on certain redemptions (within 18 months of purchase) of Class A Shares sold without an initial sales charge as part of an investment of $1 million or more.*

2 *The maximum CDSC is a percentage of the lesser of the NAV at the time of the redemption or the NAV when the shares were originally purchased.*

3 *A CDSC is imposed upon Class B Shares redeemed within six years of purchase at a rate of 5% in the first year, declining to 1% in the sixth year, and eliminated thereafter.*

4 *A CDSC of 1% is imposed on Class C Shares redeemed within 12 months of purchase.*

5 *A transaction fee of $7.50 may be charged for redemption proceeds paid by wire. In addition to free reinvestments of dividends and distributions in shares of other Goldman Sachs Funds or shares of the Goldman Sachs Institutional Liquid Assets Portfolios (the "ILA Portfolios") and free automatic exchanges pursuant to the Automatic Exchange Program, six free exchanges are permitted in each 12-month period. A fee of $12.50 may be charged for each subsequent exchange during such period.*

6 *The Fund's operating expenses for the current fiscal year have been estimated.*

7 *Estimated "Other Expenses" include transfer agency fees equal to 0.19% of the average daily net assets of the Fund's Class A, B and C Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit "Other Expenses" (excluding management fees, distribution and service fees, transfer agency fees, taxes, interest and brokerage fees and litigation, indemnification and other extraordinary expenses) to the following percentage of the Fund's average daily net assets:*

Fund	Other Expenses
Research Select	*0.06%*

Example

The following Example is intended to help you compare the cost of investing in the Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Class A, B or C Shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Research Select				
Class A Shares	$703	$1,024	N/A	N/A
Class B Shares				
– Assuming complete redemption at end of period	$737	$1,030	N/A	N/A
– Assuming no redemption	$237	$ 730	N/A	N/A
Class C Shares				
– Assuming complete redemption at end of period	$337	$ 730	N/A	N/A
– Assuming no redemption	$237	$ 730	N/A	N/A

The hypothetical example assumes that a CDSC will not apply to redemptions of Class A Shares within the first 18 months.

Certain institutions that sell Fund shares and/or their salespersons may receive other compensation in connection with the sale and distribution of Class A, Class B and Class C Shares for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''What Should I Know When I Purchase Shares Through An Authorized Dealer?''

Service Providers

Investment Adviser	Fund
Goldman Sachs Asset Management ("GSAM") 32 Old Slip New York, New York 10005	Research Select

As of September 1, 1999, the Investment Management Division ("IMD") was established as a new operating division of Goldman Sachs. This newly created entity includes GSAM. Goldman Sachs registered as an investment adviser in 1981. The Goldman Sachs Group, L.P., which controlled the Investment Adviser, merged into the Goldman Sachs Group, Inc. as a result of an initial public offering. As of March 31, 2000, GSAM, along with other units of IMD, had assets under management of $267.8 billion.

The Investment Adviser provides day-to-day investment management services regarding the Fund's portfolio transactions. The Investment Adviser makes the investment decisions for the Fund and places purchase and sale orders for the Fund's portfolio transactions in U.S. markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs.

The Investment Adviser also performs the following additional services for the Fund:
- Supervises all non-advisory operations of the Fund
- Provides personnel to perform necessary executive, administrative and clerical services to the Fund
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the "SEC") and other regulatory authorities
- Maintains the records of the Fund
- Provides office space and all necessary office equipment and services

MANAGEMENT FEES

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fee, computed daily and payable monthly, at the annual rate listed below (as a percentage of the Fund's average daily net assets):

	Contractual Rate
Research Select	1.00%

The Investment Adviser may voluntarily waive a portion of its advisory fee from time to time, and may discontinue any voluntary waiver at any time at its discretion.

FUND MANAGERS

Robert B. Litterman, Ph.D., a Managing Director of Goldman Sachs, is the co-developer, along with the late Fischer Black, of the Black-Litterman Global Asset Allocation Model, a key tool in IMD's asset allocation process. As Director of Quantitative Resources, Dr. Litterman oversees Quantitative Equities, the Quantitative Strategies Group, the Investment Performance & Valuation Oversight Group, and the Client Research Groups. In total, these groups include over 120 professionals. Prior to moving to IMD, Dr. Litterman was the head of the Firmwide Risk department of Goldman Sachs since becoming a Partner in 1994. Preceding his time in the Operations, Technology & Finance Division, Dr. Litterman spent eight years in the Fixed Income Division's research department where he was co-director of the research and model development group.

Quantitative Equity Team
- A stable and growing team supported by an extensive internal staff
- Access to the research ideas of Goldman Sachs' renowned Global Investment Research Department
- More than $25 billion in equities currently under management
- Proprietary research on quantitative models and tax-advantaged strategies

Quantitative Equity Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Melissa Brown Vice President Product Manager for Quantitative Equities	**Senior Portfolio Manager — Research Select**	**Since 2000**	**Ms. Brown joined the Investment Adviser as a portfolio manager in 1998. From 1984 to 1998, she was the director of Quantitative Equity Research and served on the Investment Policy Committee at Prudential Securities.**
Kent A. Clark Managing Director Director of Quantitative Research	**Senior Portfolio Manager— Research Select**	**Since 2000**	**Mr. Clark joined the Investment Adviser as a portfolio manager in the quantitative equity management team in 1992.**
Robert C. Jones Managing Director Head of Quantitative Equities	**Senior Portfolio Manager— Research Select**	**Since 2000**	**Mr. Jones joined the Investment Adviser as a portfolio manager in 1989.**
Victor H. Pinter Vice President Head of Portfolio Construction	**Senior Portfolio Manager— Research Select**	**Since 2000**	**Mr. Pinter joined the Investment Adviser as a research analyst in 1990. He became a portfolio manager in 1992.**

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of the Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Fund. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to the Fund or limit the Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Fund and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Fund. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Fund. The results of the Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that the Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Fund may, from time to time, enter into transactions in which other clients of Goldman Sachs have an adverse interest. The Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

YEAR 2000

Goldman Sachs spent a total of approximately $185 million over the past several years to address the potential hardware, software and other computer and technology problems associated with the transition to Year 2000 and to confirm that its service providers did the same. As a result of those efforts, Goldman Sachs did not experience any material disruptions in its operations as a result of the transition to the Year 2000.

APPROACH TO INVESTMENT RESEARCH

In providing its investment management services for the Fund, the Investment Adviser invests in equity securities that are included in the Goldman Sachs Global Investment Research Division's *U.S. Select List*. Goldman Sachs is a leading, full service global investment banking and securities firm. The firm's Global Investment Research Division provides far-reaching and comprehensive analysis and commentary on portfolio strategy, economics, industries and companies. For over two decades, Goldman Sachs has committed the resources on a global scale to develop an industry-leading position for the firm's investment research products.

Goldman Sachs has achieved worldwide recognition for its value-added research products. The Global Investment Research Division has a well-regarded staff of over 800 professionals including more than 250 equity analysts, 25 global research teams, and 11 portfolio strategists, covering over 2400 companies, 52 economies and 26 stock markets.

The U.S. Stock Selection Committee currently comprises ten senior professionals, including the head of Global Investment Research and the Director of U.S. Investment Research, as well as a senior market strategist, economist, and sector specialists.

Dividends

The Fund pays dividends from net investment income and capital gain net income. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend. If you do not indicate any choice, dividends will be reinvested automatically in the Fund.

The election to reinvest dividends in additional shares will not affect the tax treatment of such dividends, which will be treated as received by you and then used to purchase the shares.

Dividends from net investment income and capital gain net income are declared and paid as follows:

Fund	Net Investment Income	Capital Gain Net Income
Research Select	Annually	Annually

From time to time a portion of the Fund's dividends may constitute a return of capital.

At the time of an investor's purchase of shares of the Fund, a portion of the NAV per share may be represented by undistributed income or undistributed realized appreciation of the Fund's portfolio securities. Therefore, subsequent distributions on such shares from such income or realized appreciation may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Fund's shares.

HOW TO BUY SHARES

How Can I Purchase Class A, Class B And Class C Shares Of The Fund?

You may purchase shares of the Fund through:

- Goldman Sachs;
- Authorized Dealers; or
- Directly from Goldman Sachs Trust (the ''Trust'').

In order to make an initial investment in the Fund, you must furnish to the Fund, Goldman Sachs or your Authorized Dealer the information in the Account Application attached to this Prospectus.

To Open an Account:

- Complete the enclosed Account Application
- Mail your payment and Account Application to:

  Your Authorized Dealer
  - Purchases by check or Federal Reserve draft should be made payable to your Authorized Dealer
  - Your Authorized Dealer is responsible for forwarding payment promptly (within three business days) to the Fund

  or

  ***Goldman Sachs Funds c/o National Financial Data Services, Inc.* (''NFDS'')**, P.O. Box 219711, Kansas City, MO 64121-9711
  - Purchases by check or Federal Reserve draft should be made payable to Goldman Sachs Funds – (Name of Fund ***and*** Class of Shares)
  - NFDS will not accept a check drawn on a foreign bank, a third-party check, cash, money orders, travelers checques or credit card checks
  - Federal funds wire, Automated Clearing House Network (''ACH'') transfer or bank wires should be sent to State Street Bank and Trust Company (''State Street'') (the Fund's custodian). Please call the Fund at 1-800-526-7384 to get detailed instructions on how to wire your money.

What Is My Minimum Investment In The Fund?

	Initial	Additional
Regular Accounts	$1,000	$50
Tax-Sheltered Retirement Plans (excluding SIMPLE IRAs and Education IRAs)	$250	$50
Uniform Gift to Minors Act Accounts/Uniform Transfer to Minors Act Accounts	$250	$50
403(b) Plan Accounts	$200	$50
SIMPLE IRAs and Education IRAs	$50	$50
Automatic Investment Plan Accounts	$50	$50

What Alternative Sales Arrangements Are Available?

The Fund offers three classes of shares through this Prospectus.

Maximum Amount You Can Buy In The Aggregate	Class A	No limit
	Class B	$250,000
	Class C	$1,000,000
Initial Sales Charge	Class A	Applies to purchases of less than $1 million—varies by size of investment with a maximum of 5.5%
	Class B	None
	Class C	None
CDSC	Class A	1.00% on certain investments of $1 million or more *if* you sell within 18 months
	Class B	6 year declining CDSC with a maximum of 5%
	Class C	1% if shares are redeemed within 12 months of purchase
Conversion Feature	Class A	None
	Class B	Class B Shares convert to Class A Shares after 8 years
	Class C	None

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

■ Refuse to open an account if you fail to (i) provide a social security number or other taxpayer identification number; or (ii) certify that such number is correct (if required to do so under applicable law).

- Reject or restrict any purchase or exchange order by a particular purchaser (or group of related purchasers). This may occur, for example, when a pattern of frequent purchases, sales or exchanges of shares of the Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt management of the Fund.
- Close the Fund to new investors from time to time and reopen the Fund whenever it is deemed appropriate by the Fund's Investment Adviser.
- Modify or waive the minimum investment amounts.
- Modify the manner in which shares are offered.
- Modify the sales charge rates applicable to future purchases of shares.

The Fund may allow you to purchase shares with securities instead of cash if consistent with the Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange shares is determined by the Fund's NAV and share class. Each class calculates its NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

The Fund's investments are valued based on market quotations or, if accurate quotations are not readily available, the fair value of the Fund's investments may be determined in good faith under procedures established by the Trustees.

- NAV per share of each share class is calculated by the Fund's custodian on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time). Fund shares will not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Fund receives your order in proper form, plus any applicable sales charge.
- When you sell shares, you receive the NAV next calculated *after* the Fund receives your order in proper form, less any applicable CDSC.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time.

In addition, the impact of events that occur after the publication of market quotations used by the Fund to price its securities (for example, in foreign markets), but before the close of regular trading on the New York Stock Exchange will nor-

mally not be reflected in the Fund's next determined NAV unless the Trust, in its discretion, makes an adjustment in light of the nature and materiality of the event, its effect on Fund operations and other relevant factors.

COMMON QUESTIONS ABOUT THE PURCHASE OF CLASS A SHARES

What Is The Offering Price Of Class A Shares?

The offering price of Class A Shares of the Fund is the next determined NAV per share plus an initial sales charge paid to Goldman Sachs at the time of purchase of shares. The sales charge varies depending upon the amount you purchase. In some cases, described below, the initial sales charge may be eliminated altogether, and the offering price will be the NAV per share. The current sales charges and commissions paid to Authorized Dealers are as follows:

Amount of Purchase (including sales charge, if any)	Sales Charge as Percentage of Offering Price	Sales Charge as Percentage of Net Amount Invested	Maximum Dealer Allowance as Percentage of Offering Price*
Less than $50,000	5.50%	5.82%	5.00%
$50,000 up to (but less than) $100,000	4.75	4.99	4.00
$100,000 up to (but less than) $250,000	3.75	3.90	3.00
$250,000 up to (but less than) $500,000	2.75	2.83	2.25
$500,000 up to (but less than) $1 million	2.00	2.04	1.75
$1 million or more	0.00**	0.00**	***

* *Dealer's allowance may be changed periodically. During special promotions, the entire sales charge may be allowed to Authorized Dealers. Authorized Dealers to whom substantially the entire sales charge is allowed may be deemed to be ''underwriters'' under the Securities Act of 1933.*

** *No sales charge is payable at the time of purchase of Class A Shares of $1 million or more, but a CDSC of 1% may be imposed in the event of certain redemptions within 18 months of purchase.*

*** *The Distributor pays a one-time commission to Authorized Dealers who initiate or are responsible for purchases of $1 million or more of shares of the Fund equal to 1.00% of the amount under $3 million, 0.50% of the next $2 million, and 0.25% thereafter. The Distributor may also pay, with respect to all or a portion of the amount purchased, a commission in accordance with the foregoing schedule to Authorized Dealers who initiate or are responsible for purchases of $500,000 or more by certain pension and profit sharing plans, pension funds and other company-sponsored benefit plans investing in the Fund which satisfy the criteria set forth below in ''When Are Class A Shares Not Subject To A Sales Load?'' or $1 million or more by certain ''wrap'' accounts. Purchases by such plans will be made at NAV with no initial sales charge, but if all of the shares held are redeemed within 18 months after the end of the calendar month in which such purchase was made, a CDSC of 1% may be imposed upon the plan sponsor or the third party administrator. In addition, Authorized Dealers will remit to the Distributor such payments received in connection with ''wrap'' accounts in the event that shares are redeemed within 18 months after the end of the calendar month in which the purchase was made.*

What Else Do I Need To Know About Class A Shares' CDSC?

Purchases of $1 million or more of Class A Shares will be made at NAV with no initial sales charge. However, if you redeem shares within 18 months after the end of the calendar month in which the purchase was made, excluding any period of time in which the shares were exchanged into and remained invested in an equivalent class of an ILA Portfolio, a CDSC of 1% may be imposed. The CDSC may not be imposed if your Authorized Dealer enters into an agreement with the Distributor to return all or an applicable prorated portion of its commission to the Distributor. The CDSC is waived on redemptions in certain circumstances. See ''In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?'' below.

When Are Class A Shares Not Subject To A Sales Load?

Class A Shares of the Fund may be sold at NAV without payment of any sales charge to the following individuals and entities:

- Goldman Sachs, its affiliates or their respective officers, partners, directors or employees (including retired employees and former partners), any partnership of which Goldman Sachs is a general partner, any Trustee or officer of the Trust and designated family members of any of these individuals;
- Qualified retirement plans of Goldman Sachs;
- Trustees or directors of investment companies for which Goldman Sachs or an affiliate acts as sponsor;
- Any employee or registered representative of any Authorized Dealer or their respective spouses, children and parents;
- Banks, trust companies or other types of depository institutions investing for their own account or investing for discretionary or non-discretionary accounts;
- Any state, county or city, or any instrumentality, department, authority or agency thereof, which is prohibited by applicable investment laws from paying a sales charge or commission in connection with the purchase of shares of a Fund;
- Pension and profit sharing plans, pension funds and other company-sponsored benefit plans that:
  - Buy shares of Goldman Sachs Funds worth $500,000 or more; or
  - Have 100 or more eligible employees at the time of purchase; or
  - Certify that they expect to have annual plan purchases of shares of Goldman Sachs Funds of $200,000 or more; or
  - Are provided administrative services by certain third-party administrators that have entered into a special service arrangement with Goldman Sachs relating to such plans; or
  - Have at the time of purchase aggregate assets of at least $2,000,000;

- ''Wrap'' accounts for the benefit of clients of broker-dealers, financial institutions or financial planners, provided they have entered into an agreement with GSAM specifying aggregate minimums and certain operating policies and standards;
- Registered investment advisers investing for accounts for which they receive asset-based fees;
- Accounts over which GSAM or its advisory affiliates have investment discretion; or
- Shareholders receiving distributions from a qualified retirement plan invested in the Goldman Sachs Funds and reinvesting such proceeds in a Goldman Sachs IRA.

You must certify eligibility for any of the above exemptions on your Account Application and notify the Fund if you no longer are eligible for the exemption. The Fund will grant you an exemption subject to confirmation of your entitlement. You may be charged a fee if you effect your transactions through a broker or agent.

How Can The Sales Charge On Class A Shares Be Reduced?

- ***Right of Accumulation:*** When buying Class A Shares in Goldman Sachs Funds, your current aggregate investment determines the initial sales load you pay. You may qualify for reduced sales charges when the current market value of holdings (shares at current offering price), plus new purchases, reaches $50,000 or more. Class A Shares of any of the Goldman Sachs Funds may be combined under the Right of Accumulation. To qualify for a reduced sales load, you or your Authorized Dealer must notify the Fund's Transfer Agent at the time of investment that a quantity discount is applicable. Use of this service is subject to a check of appropriate records. The Additional Statement has more information about the Right of Accumulation.
- ***Statement of Intention:*** You may obtain a reduced sales charge by means of a written Statement of Intention which expresses your non-binding commitment to invest in the aggregate $50,000 or more (not counting reinvestments of dividends and distributions) within a period of 13 months in Class A Shares of one or more Goldman Sachs Funds. Any investments you make during the period will receive the discounted sales load based on the full amount of your investment commitment. If the investment commitment of the Statement of Intention is not met prior to the expiration of the 13-month period, the entire amount will be subject to the higher applicable sales charge. By signing the Statement of Intention, you authorize the Transfer Agent to escrow and redeem Class A Shares in your account to pay this additional charge. The Additional Statement has more information about the Statement of Intention, which you should read carefully.

COMMON QUESTIONS ABOUT THE PURCHASE OF CLASS B SHARES

What Is The Offering Price Of Class B Shares?

You may purchase Class B Shares of the Fund at the next determined NAV without an initial sales charge. However, Class B Shares redeemed within six years of purchase will be subject to a CDSC at the rates shown in the table below based on how long you held your shares.

The CDSC schedule is as follows:

Year Since Purchase	CDSC as a Percentage of Dollar Amount Subject to CDSC
First	5%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and thereafter	None

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Fund in connection with the sale of Class B Shares, including the payment of compensation to Authorized Dealers. A commission equal to 4% of the amount invested is paid to Authorized Dealers.

What Should I Know About The Automatic Conversion Of Class B Shares?

Class B Shares of the Fund will automatically convert into Class A Shares of the Fund at the end of the calendar quarter that is eight years after the purchase date.

If you acquire Class B Shares of the Fund by exchange from Class B Shares of another Goldman Sachs Fund, your Class B Shares will convert into Class A Shares of such Fund based on the date of the initial purchase and the CDSC schedule of that purchase.

If you acquire Class B Shares through reinvestment of distributions, your Class B Shares will convert into Class A Shares based on the date of the initial purchase of the shares on which the distribution was paid.

The conversion of Class B Shares to Class A Shares will not occur at any time the Fund is advised that such conversions may constitute taxable events for federal tax purposes, which the Fund believes is unlikely. If conversions do not occur as a

result of possible taxability, Class B Shares would continue to be subject to higher expenses than Class A Shares for an indeterminate period.

A COMMON QUESTION ABOUT THE PURCHASE OF CLASS C SHARES

What Is The Offering Price Of Class C Shares?

You may purchase Class C Shares of the Fund at the next determined NAV without paying an initial sales charge. However, if you redeem Class C Shares within 12 months of purchase, a CDSC of 1% will normally be deducted from the redemption proceeds; provided that in connection with purchases by pension and profit sharing plans, pension funds and other company-sponsored benefit plans, where all of the Class C Shares are redeemed within 12 months of purchase, a CDSC of 1% may be imposed upon the plan sponsor or third party administrator.

Proceeds from the CDSC are payable to the Distributor and may be used in whole or in part to defray the Distributor's expenses related to providing distribution-related services to the Fund in connection with the sale of Class C Shares, including the payment of compensation to Authorized Dealers. An amount equal to 1% of the amount invested is normally paid by the Distributor to Authorized Dealers.

COMMON QUESTIONS APPLICABLE TO THE PURCHASE OF CLASS A, B AND C SHARES

What Else Do I Need To Know About The CDSC On Class A, B Or C Shares?

- The CDSC is based on the lesser of the NAV of the shares at the time of redemption or the original offering price (which is the original NAV).
  - No CDSC is charged on shares acquired from reinvested dividends or capital gains distributions.
  - No CDSC is charged on the per share appreciation of your account over the initial purchase price.
  - When counting the number of months since a purchase of Class B or Class C Shares was made, all payments made during a month will be combined and considered to have been made on the first day of that month.
- To keep your CDSC as low as possible, each time you place a request to sell shares, the Fund will first sell any shares in your account that do not carry a CDSC and then the shares in your account that have been held the longest.

In What Situations May The CDSC On Class A, B Or C Shares Be Waived Or Reduced?

The CDSC on Class A, Class B and Class C Shares that are subject to a CDSC may be waived or reduced if the redemption relates to:

- Retirement distributions or loans to participants or beneficiaries from pension and profit sharing plans, pension funds and other company-sponsored benefit plans (each a ''Retirement Plan'');
- The death or disability (as defined in Section 72(m)(7) of the Internal Revenue Code of 1986, as amended (the ''Code'')) of a participant or beneficiary in a Retirement Plan;
- Hardship withdrawals by a participant or beneficiary in a Retirement Plan;
- Satisfying the minimum distribution requirements of the Code;
- Establishing ''substantially equal periodic payments'' as described under Section 72(t)(2) of the Code;
- The separation from service by a participant or beneficiary in a Retirement Plan;
- The death or disability (as defined in Section 72(m)(7) of the Code) of a shareholder if the redemption is made within one year of the event;
- Excess contributions distributed from a Retirement Plan;
- Distributions from a qualified Retirement Plan invested in the Goldman Sachs Funds which are being rolled over to a Goldman Sachs IRA; or
- Redemption proceeds which are to be reinvested in accounts or non-registered products over which GSAM or its advisory affiliates have investment discretion.

In addition, Class A, B and C Shares subject to a systematic withdrawal plan may be redeemed without a CDSC. The Fund reserves the right to limit such redemptions, on an annual basis, to 12% each of the value of your Class B and C Shares and 10% of the value of your Class A Shares.

How Do I Decide Whether To Buy Class A, B Or C Shares?

The decision as to which Class to purchase depends on the amount you invest, the intended length of the investment and your personal situation.

- *Class A Shares.* If you are making an investment of $50,000 or more that qualifies for a reduced sales charge, you should consider purchasing Class A Shares.
- *Class B Shares.* If you plan to hold your investment for at least six years and would prefer not to pay an initial sales charge, you might consider purchasing Class B Shares. By not paying a front-end sales charge, your entire investment in Class B Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class B

Shares will cause your Class B Shares (until conversion to Class A Shares) to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares. A maximum purchase limitation of $250,000 in the aggregate normally applies to Class B Shares.

- ■ *Class C Shares.* If you are unsure of the length of your investment or plan to hold your investment for less than six years and would prefer not to pay an initial sales charge, you may prefer Class C Shares. By not paying a front-end sales charge, your entire investment in Class C Shares is available to work for you from the time you make your initial investment. However, the distribution and service fee paid by Class C Shares will cause your Class C Shares to have a higher expense ratio, and thus lower performance and lower dividend payments (to the extent dividends are paid) than Class A Shares (or Class B Shares after conversion to Class A Shares).

  Although Class C Shares are subject to a CDSC for only 12 months, Class C Shares do not have the conversion feature applicable to Class B Shares and your investment will therefore pay higher distribution fees indefinitely.

  A maximum purchase limitation of $1,000,000 in the aggregate normally applies to purchases of Class C Shares.

Note: Authorized Dealers may receive different compensation for selling Class A, Class B or Class C Shares.

In addition to Class A, Class B and Class C Shares, the Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

HOW TO SELL SHARES

How Can I Sell Class A, Class B And Class C Shares Of The Fund?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **The Fund will redeem its shares upon request on any business day at the NAV next determined after receipt of such request in proper form, subject to any applicable CDSC.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	

By Writing:	■ Write a letter of instruction that includes:
	  ■ Your name(s) and signature(s)
	  ■ Your account number
	  ■ The Fund name and Class of Shares
	  ■ The dollar amount you want to sell
	  ■ How and where to send the proceeds
	■ Obtain a signature guarantee (see details below)
	■ Mail your request to:
	Goldman Sachs Funds
	c/o NFDS
	P.O. Box 219711
	Kansas City, MO 64121-9711

By Telephone:	If you have not declined the telephone redemption privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time) ■ You may redeem up to $50,000 of your shares within any 7 calendar day period ■ Proceeds which are sent directly to a Goldman Sachs brokerage account are not subject to the $50,000 limit

When Do I Need A Signature Guarantee To Redeem Shares?

A signature guarantee is required if:

■ You are requesting in writing to redeem shares in an amount over $50,000;

■ You would like the redemption proceeds sent to an address that is not your address of record; or

■ You would like to change the bank designated on your Account Application.

A signature guarantee must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee. Additional documentation may be required for executors, trustees or corporations or when deemed appropriate by the Transfer Agent.

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. The Trust may accept telephone redemption instructions from any person identifying himself or herself as the owner of an account or the owner's registered representative where the owner has not declined in writing to use this service. Thus, you risk possible losses if a telephone redemption is not authorized by you.

In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs and NFDS each employ reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Proceeds of telephone redemption requests will be sent only to your address of record or authorized bank account designated in the Account Application (unless you provide written instructions and a signature guarantee, indicating another address or account) and exchanges of shares normally will be made only to an identically registered account.
- Telephone redemptions by check to your address of record will not be accepted during the 30-day period following any change in your address of record.
- The telephone redemption option does not apply to shares held in a ''street name'' account. ''Street name'' accounts are accounts maintained and serviced by your Authorized Dealer. If your account is held in ''street name,'' you should contact your registered representative of record, who may make telephone redemptions on your behalf.
- The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

- Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.
- A transaction fee of $7.50 may be charged for payments of redemption proceeds by wire. Your bank may also charge wiring fees. You should contact your bank directly to learn whether it charges such fees.

- To change the bank designated on your Account Application, you must send written instructions (with your signature guaranteed) to the Transfer Agent.
- Neither the Trust, Goldman Sachs nor any Authorized Dealer assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

- Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.

The Trust reserves the right to:

- Redeem your shares if your account balance is less than $50 as a result of earlier redemptions. The Fund will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Fund will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.
- Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interests of the Trust.
- Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.
- Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Fund shares. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Reinvest Redemption Proceeds In The Same Or Another Goldman Sachs Fund?

You may redeem shares of the Fund and reinvest a portion or all of the redemption proceeds (plus any additional amounts needed to round off purchases to the nearest full share) at NAV. To be eligible for this privilege, you must hold the shares you want to redeem for at least 30 days and you must reinvest the share proceeds within 90 days after you redeem. You may reinvest as follows:

■ Class A or B Shares—Class A Shares of the Fund or any other Goldman Sachs Fund

■ Class C Shares—Class C Shares of the Fund or any other Goldman Sachs Fund

■ You should obtain and read the applicable prospectuses before investing in any other Funds.

■ If you pay a CDSC upon redemption of Class A or Class C Shares and then reinvest in Class A or Class C Shares as described above, your account will be credited with the amount of the CDSC you paid. The reinvested shares will, however, continue to be subject to a CDSC. The holding period of the shares acquired through reinvestment will include the holding period of the redeemed shares for purposes of computing the CDSC payable upon a subsequent redemption. For Class B Shares, you may reinvest the redemption proceeds in Class A Shares at NAV but the amount of the CDSC paid upon redemption of the Class B Shares will not be credited to your account.

■ The reinvestment privilege may be exercised at any time in connection with transactions in which the proceeds are reinvested at NAV in a tax-sheltered retirement plan. In other cases, the reinvestment privilege may be exercised once per year upon receipt of a written request.

■ You may be subject to capital gains tax as a result of a redemption. You should consult your tax adviser concerning the tax consequences of a redemption and reinvestment.

Can I Exchange My Investment From One Fund To Another?

You may exchange shares of the Fund at NAV without the imposition of an initial sales charge or CDSC at the time of exchange for shares of the same class or an equivalent class of any other Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	

By Writing:	■ Write a letter of instruction that includes:
	  ■ Your name(s) and signature(s)
	  ■ Your account number
	  ■ The Fund names and Class of Shares
	  ■ The dollar amount you want to exchange
	■ Obtain a signature guarantee (see details above)
	■ Mail the request to:
	Goldman Sachs Funds
	c/o NFDS
	P.O. Box 219711
	Kansas City, MO 64121-9711
	or for overnight delivery -
	  Goldman Sachs Funds
	  c/o NFDS
	  330 West 9th St.
	  Poindexter Bldg., 1st Floor
	  Kansas City, MO 64105

By Telephone:	If you have not declined the telephone exchange privilege on your Account Application: ■ 1-800-526-7384 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

■ You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.

■ Six free exchanges are allowed in each 12 month period.

■ A $12.50 fee may be charged for each subsequent exchange.

■ There is no charge for exchanges made pursuant to the Automatic Exchange Program.

■ The exchanged shares may later be exchanged for shares of the same class (or an equivalent class) of the original Fund at the next determined NAV without the imposition of an initial sales charge or CDSC if the amount in the Fund resulting from such exchanges is less than the largest amount on which you have previously paid the applicable sales charge.

■ When you exchange shares subject to a CDSC, no CDSC will be charged at that time. The exchanged shares will be subject to the CDSC of the shares originally held. For purposes of determining the amount of the applicable CDSC, the length of time you have owned the shares will be measured from the date you acquired the original shares subject to a CDSC and will not be affected by a subsequent exchange.

- Eligible investors may exchange certain classes of shares for another class of shares of the Fund. For further information, call Goldman Sachs Funds at 1-800-526-7384.
- All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund.
- Exchanges are available only in states where exchanges may be legally made.
- It may be difficult to make telephone exchanges in times of drastic economic or market conditions.
- Goldman Sachs and NFDS may use reasonable procedures described under ''What Do I Need to Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.
- Telephone exchanges normally will be made only to an identically registered account. Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and accompanied by a signature guarantee.

For federal income tax purposes, an exchange is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

SHAREHOLDER SERVICES

Can I Arrange To Have Automatic Investments Made On A Regular Basis?

You may be able to make systematic cash investments through your bank via ACH transfer or your checking account via bank draft each month. Forms for this option are available from Goldman Sachs, your Authorized Dealer or you may check the appropriate box on the Account Application.

Can My Dividends And Distributions From The Fund Be Invested In Other Funds?

You may elect to cross-reinvest dividends and capital gain distributions paid by the Fund in shares of the same class or an equivalent class of any other Goldman Sachs Fund.

- Shares will be purchased at NAV.
- No initial sales charge or CDSC will be imposed.

■ You may elect cross-reinvestment into an identically registered account or an account registered in a different name or with a different address, social security number or taxpayer identification number provided that the account has been properly established, appropriate signature guarantees obtained and the minimum initial investment has been satisfied.

Can I Arrange To Have Automatic Exchanges Made On A Regular Basis?

You may elect to exchange automatically a specified dollar amount of shares of the Fund for shares of the same class or an equivalent class of any other Goldman Sachs Fund.
■ Shares will be purchased at NAV.
■ No initial sales charge is imposed.
■ Shares subject to a CDSC acquired under this program may be subject to a CDSC at the time of redemption from the Fund into which the exchange is made depending upon the date and value of your original purchase.
■ Automatic exchanges are made monthly on the 15th day of each month or the first business day thereafter.
■ Minimum dollar amount: $50 per month.

What Else Should I Know About Cross-Reinvestments And Automatic Exchanges?

Cross-reinvestments and automatic exchanges are subject to the following conditions:
■ You must hold $5,000 or more in the Fund which is paying the dividend or from which the exchange is being made.
■ You must invest an amount in the Fund into which cross-reinvestments or automatic exchanges are being made that is equal to that Fund's minimum initial investment or continue to cross-reinvest or to make automatic exchanges until such minimum initial investment is met.
■ You should obtain and read the prospectus of the Fund into which dividends are invested or automatic exchanges are made.

Can I Have Automatic Withdrawals Made On A Regular Basis?

You may draw on your account systematically via check or ACH transfer in any amount of $50 or more.
■ It is normally undesirable to maintain a systematic withdrawal plan at the same time that you are purchasing additional Class A, Class B or Class C Shares because of the sales charge imposed on your purchases of Class A Shares or the imposition of a CDSC on your redemptions of Class A, Class B or Class C Shares.

- You must have a minimum balance of $5,000 in the Fund.
- Checks are mailed on or about the 25th day of each month.
- Each systematic withdrawal is a redemption and therefore a taxable transaction.
- The CDSC applicable to Class A, Class B or Class C Shares redeemed under the systematic withdrawal plan may be waived.

What Types Of Reports Will I Be Sent Regarding My Investment?

You will be provided with a printed confirmation of each transaction in your account and an individual quarterly account statement. A year-to-date statement for your account will be provided upon request made to Goldman Sachs. If your account is held in ''street name'' you may receive your statement and confirmations on a different schedule.

You will also receive an annual shareholder report containing audited financial statements and a semi-annual shareholder report. If you have consented to the delivery of a single copy of shareholder reports, prospectuses and other information to all shareholders who share the same mailing address with your account, you may revoke your consent at any time by contacting Goldman Sachs Funds by phone at 1-800-526-7384 or by mail at Goldman Sachs Funds, 4900 Sears Tower—60th Floor, Chicago, IL 60606-6372. The Fund will begin sending individual copies to you within 30 days after receipt of your revocation.

The Fund does not generally provide sub-accounting services.

What Should I Know When I Purchase Shares Through An Authorized Dealer?

Authorized Dealers and other financial intermediaries may provide varying arrangements for their clients to purchase and redeem Fund shares. They may charge additional fees not described in this Prospectus to their customers for such services.

If shares of the Fund are held in a ''street name'' account with an Authorized Dealer, all recordkeeping, transaction processing and payments of distributions relating to your account will be performed by the Authorized Dealer, and not by the Fund and its Transfer Agent. Since the Fund will have no record of your transactions, you should contact the Authorized Dealer to purchase, redeem or exchange shares, to make changes in or give instructions concerning the account or to obtain information about your account. The transfer of shares in a ''street name'' account to an account with another dealer or to an account directly with the Fund involves special procedures and will require you to obtain historical purchase information about the shares in the account from the Authorized Dealer.

Authorized Dealers and other financial intermediaries may be authorized to accept, on behalf of the Trust, purchase, redemption and exchange orders placed by or on behalf of their customers, and if approved by the Trust, to designate other intermediaries to accept such orders. In these cases:

■ The Fund will be deemed to have received an order that is in proper form when the order is accepted by an Authorized Dealer or intermediary on a business day, and the order will be priced at the Fund's NAV per share (adjusted for any applicable sales charge) next determined after such acceptance.

■ Authorized Dealers and intermediaries are responsible for transmitting accepted orders to the Fund within the time period agreed upon by them.

You should contact your Authorized Dealer or intermediary to learn whether it is authorized to accept orders for the Trust.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Fund, to selected Authorized Dealers and other persons in connection with the sale, distribution and/or servicing of shares of the Fund and other Goldman Sachs Funds. Additional compensation based on sales may, but is currently not expected to, exceed 0.50% (annualized) of the amount invested.

DISTRIBUTION SERVICES AND FEES

What Are The Different Distribution And Service Fees Paid By Class A, B and C Shares?

The Trust has adopted distribution and service plans (each a ''Plan'') under which Class A, Class B and Class C Shares bear distribution and service fees paid to Authorized Dealers and Goldman Sachs. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from their arrangements. Goldman Sachs pays the distribution and service fees on a quarterly basis.

Under the Plans, Goldman Sachs is entitled to a monthly fee from the Fund for distribution services equal, on an annual basis, to 0.25%, 0.75% and 0.75%, respectively, of the Fund's average daily net assets attributed to Class A, Class B and Class C Shares. Because these fees are paid out of the Fund's assets on an ongoing basis, over time, these fees will increase the cost of your investment and may cost you more than paying other types of such charges.

The distribution fees are subject to the requirements of Rule 12b-1 under the Act, and may be used (among other things) for:

■ Compensation paid to and expenses incurred by Authorized Dealers, Goldman Sachs and their respective officers, employees and sales representatives;

■ Commissions paid to Authorized Dealers;

■ Allocable overhead;

- Telephone and travel expenses;
- Interest and other costs associated with the financing of such compensation and expenses;
- Printing of prospectuses for prospective shareholders;
- Preparation and distribution of sales literature or advertising of any type; and
- All other expenses incurred in connection with activities primarily intended to result in the sale of Class A, Class B and Class C Shares.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.75% distribution fee as an ongoing commission to Authorized Dealers after the shares have been held for one year.

PERSONAL ACCOUNT MAINTENANCE SERVICES AND FEES

Under the Plans, Goldman Sachs is also entitled to receive a separate fee equal on an annual basis to 0.25% of the Fund's average daily net assets attributed to Class B or Class C Shares. This fee is for personal and account maintenance services, and may be used to make payments to Goldman Sachs, Authorized Dealers and their officers, sales representatives and employees for responding to inquiries of, and furnishing assistance to, shareholders regarding ownership of their shares or their accounts or similar services not otherwise provided on behalf of the Fund. If the fees received by Goldman Sachs pursuant to the Plans exceed its expenses, Goldman Sachs may realize a profit from this arrangement.

In connection with the sale of Class C Shares, Goldman Sachs normally begins paying the 0.25% ongoing service fee to Authorized Dealers after the shares have been held for one year.

Taxation

As with any investment, you should consider how your investment in the Fund will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Fund.

You should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

TAXES ON DISTRIBUTIONS

Distributions you receive from the Fund are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Fund's income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Fund's dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. The Fund will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

The Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Fund may deduct these taxes in computing its taxable income.

If you buy shares of the Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

TAXABILITY OF SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain dividends that were received on the shares.

RETIREMENT PLANS

The one major exception to these tax principles is that distributions on, and sales, exchanges and redemptions of, shares held in an IRA (or other tax-qualified plan) will not be currently taxable.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, the Fund must withhold 31% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Fund will be subject to the risks associated with equity securities. ''Equity securities'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, and stock purchase rights. In general, stock values fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the value of the stocks that the Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. The volatility of equity securities means that the value of your investment in the Fund may increase or decrease. As of the date of this Prospectus, certain stock markets were trading at or close to record high levels and there can be no guarantee that such levels will continue.

To the extent that the Fund invests in fixed-income securities, the Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk and credit risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase. Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer could default on its obligations, and the Fund will not recover its investment.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for the Fund. Trading to keep the Fund's portfolio holdings consistent with, and equally weighted among, the securities in the *U.S. Select List* may increase the Fund's portfolio turnover rate. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of the Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Fund, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that the investment objective and all policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in the Fund's investment objective, you should consider whether the Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Small Capitalization Companies and REITs. The Fund may invest in small capitalization companies and REITs. Investments in small capitalization companies and REITs involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small capitalization companies and REITs may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in these investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, the Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small capitalization companies and REITs include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small capitalization companies and REITs may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Issuers. The Fund may invest in foreign issuers. Foreign issuers involve special risks that are not typically associated with U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign companies than in the United States. The securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains), limitations on the removal of funds or other assets, and political or social instability or diplomatic developments which could affect the Fund's investments.

Risks of Derivative Investments. The Fund's transactions in options, futures, options on futures, swaps and structured securities involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices or interest rates. The Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. The Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

■ Securities that are not readily marketable
■ Repurchase agreements and time deposits with a notice or demand period of more than seven days
■ Certain over-the-counter options
■ Certain structured securities and all swap transactions
■ Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'') and, therefore, is liquid.

Investing in 144A Securities may decrease the liquidity of the Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit Risks. Debt securities purchased by the Fund may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instru-

mentalities and sponsored enterprises), domestic and foreign corporations, banks and other issuers. Further information is provided in the Additional Statement.

Temporary Investment Risks. The Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's or P-2 by Moody's
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When the Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Fund, including their associated risks. Further information is provided in the Additional Statement, which is available upon request.

Structured Securities. The Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the "Reference") or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than other types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. The Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency,

default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. The Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities and Securities Indices. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. The Fund may write (sell) covered call and put options and purchase put and call options on any securities in which it may invest or on any securities index comprised of securities in which it may invest.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in the Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase the Fund's transaction costs. Options written or purchased by the Fund may be traded on U.S. exchanges or over-the-counter. Over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on various securities (such as U.S. government securities), securities indices, and other financial instruments and indices. The Fund may engage in futures transactions on U.S. exchanges.

The Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates or securities prices. The Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. The Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission or to seek to increase total return to the extent permitted by such regulations. The Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return, except for closing purchase or sale transactions, if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net assets.

Futures contracts and related options present the following risks:

- While the Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates or securities prices may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and the Fund may be exposed to additional risk of loss.
- The loss incurred by the Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of the Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to the Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

Equity Swaps. The Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by the Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise impractical. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment

Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, the Fund may suffer a loss. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, the Fund may suffer a loss if the counterparty defaults.

When-Issued Securities and Forward Commitments. The Fund may purchase when-issued securities and enter into forward commitments. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although the Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, the Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with dealers in U.S. government securities and member banks of the Federal Reserve System which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. The Fund, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. The Fund may engage in securities lending. Securities lending involves the lending of securities owned by the Fund to financial institutions such as certain broker-dealers. The borrowers are required to secure their loan continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested in cash equivalents. To the extent that cash collateral is invested in other investment securities, such collateral will be subject to market depreciation or appreciation, and the Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33⅓% of the value of the total assets of the Fund (including the loan collateral).

The Fund may lend its securities to increase its income. The Fund may, however, experience delay in the recovery of its securities or a capital loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund.

Preferred Stock, Warrants and Rights. The Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. The Fund may invest in securities of other investment companies (including SPDRs as defined below and other exchange-traded funds) subject to statutory limitations prescribed by the Act. These limitations include a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Exchange-traded funds such as SPDRs are shares of unaffiliated investment companies which are traded like traditional

equity securities on a national securities exchange or the NASDAQ National Market System.

- ■ *Standard & Poor's Depository Receipts.* The Fund may, consistent with its investment policies, purchase Standard & Poor's Depository Receipts (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500.

Unseasoned Companies. The Fund may invest in companies (including predecessors) which have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal, and include securities issued by banks and other financial institutions. The Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. The Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitations, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. The Fund may invest in U.S. government securities. U.S. government securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. government securities may be supported by (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury (such as securities of the Student Loan Marketing Association); (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer (such as the Federal National Mortgage Association (''Fannie Mae'') and Federal Home Loan Mortgage Corporation (''Freddie Mac'')); or (d) only the credit of the issuer.

Borrowings. The Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. The Fund may not make additional investments if borrowings exceed 5% of its total assets.

Short Sales Against-the-Box. The Fund may make short sales against-the-box. A short sale against-the-box means that at all times when a short position is open the Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Appendix B
Prior Price Returns of the U.S. Select List

As mentioned in ''Fund Investment Objectives and Strategies,'' the *U.S. Select List* was introduced on September 9, 1998 and comprises approximately 25 to 35 stocks that the Goldman Sachs U.S. Stock Selection Committee expects, as a portfolio, to outperform its benchmark, the S&P 500 Index, over the next twelve to eighteen months. The *U.S. Select List* changes regularly. While the companies on the list generally have been relatively large U.S. companies, the list is not restricted to those types of companies. It is expected that, under normal market conditions, the quarterly performance of the Fund, before expenses, will track the price return of the *U.S. Select List* within a .90 correlation coefficient.

The Fund's portfolio management team does not have access to information regarding additions or deletions for the *U.S. Select List* prior to their publication. Goldman Sachs publishes other lists of recommended securities that could be appropriate for Fund investors but that are not used by the Fund's portfolio management team.

The chart below reflects historical information regarding the *U.S. Select List*. The *U.S. Select List* is not maintained for the purpose of managing any account or investment company such as the Fund. The number of stocks on the *U.S. Select List* and the frequency of additions to and deletions from the *U.S. Select List* change from time to time. The stocks included in the *U.S. Select List* constitute only a ''paper portfolio'' that does not reflect actual trading and does not have an actual performance record. The *U.S. Select List's* price return does not represent the return on any fund or any other account that involves actual trading. The price returns are not indicative of the returns on any fund or account because, among other things, they do not reflect actual prices when stocks are purchased or sold, transaction costs and account fees. In addition, because the *U.S. Select List* does not include a cash component, price returns are based on a constant 100% investment in the stocks on the *U.S. Select List*. Also, the information below does not reflect the impact that the Investment Adviser's portfolio management decisions and techniques may have on performance. Further, the actual performance of the Fund may differ from that of the *U.S. Select List* because of time delays between when a stock is added to or removed from the list and when it is bought or sold for the Fund. Investors should not consider this price return information as a substitute for, or an indication of, future performance of the Research Select Fund or the Investment Adviser. Finally, past price returns of the *U.S. Select List* are not representative of future price returns of the list.

	9/9/98 (inception) to 12/31/98	12/31/98 to 12/31/99	12/31/99 to 5/31/00	9/9/98 (inception) to 5/31/00
U.S. Select List Stock Price Return*	37.57%	33.81%	9.26%	101.13%
S&P 500 Index Price Return**	22.73%	21.06%	(2.82)%	44.36%

* *The results for the U.S. Select List portfolio represent an equal-weighted arithmetic average of the stocks held at any point during the month. The results are calculated monthly using each stock's capital appreciation or depreciation during the period that it is on the U.S. Select List and dividing that by the highest number of stocks that were on the U.S. Select List at any point during the month. Prior to June 1999, the divisor was the time-weighted number of stocks on the list for the specified period. The results are calculated using the prices of the stocks at the close of trading of the stock market one full day after the stock was added to the U.S. Select List (e.g., if the stock was added on the afternoon of 5/5, the recorded price is at the close on 5/6). The results do not reflect the execution of actual purchases or sales, and there is no guarantee that a mutual fund following the U.S. Select List would be able to execute purchases and sales at the prices used to calculate the price returns. Because the U.S. Select List is a paper portfolio that is not managed to a target number of stocks, no ''re-balancing'' of actual investments is done when stocks are added to or deleted from the U.S. Select List. Price returns are based on 100% investment in the stocks on the U.S. Select List.*

Price returns are calculated to include the price return plus dividends for the stock during the month in which they are paid without being reinvested into the security. They do not reflect the market impact on the stock prices that may occur between the time the publication is made of additions to and deletions from the U.S. Select List and the time a mutual fund following the U.S. Select List would be able to execute purchases and sales. They also do not reflect transaction fees, such as commissions, fees and interest charges, or the costs of running a mutual fund, such as management fees, distribution fees and other expenses. They do not reflect the impact that an investment adviser's portfolio management decisions and techniques may have on a mutual fund's returns. Actual transactions and the effect of dividends, fees and costs will result in returns that differ from those of the U.S. Select List.

** *The S&P 500 Index is an unmanaged index containing common stocks of 500 industrial, transportation, utility and financial companies, regarded as generally representative of the U.S. stock market. The S&P 500 Index performance numbers shown are price returns reflecting the reinvestment of dividends. They do not reflect fees, brokerage commissions or other costs of investing that are not incurred by an index.*

Index



Research Select Fund Prospectus (Class A, B and C Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during the last fiscal year. As of the date of this Prospectus, the Research Select Fund had not commenced operations, and its annual report for the fiscal period ended August 31, 2000 will become available to shareholders in October 2000.

Statement of Additional Information

Additional information about the Fund and its policies is also available in the Fund's Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Fund's annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-526-7384.

To obtain other information and for shareholder inquiries:
By telephone – Call 1-800-526-7384
By mail – Goldman Sachs Funds, 4900 Sears Tower – 60th Floor, Chicago, IL 60606-6372
By e-mail – gs-funds@gs.com
On the Internet – Text-only versions of the Fund's documents are located online and may be downloaded from:

SEC EDGAR database – http://www.sec.gov
Goldman Sachs – http://www.gs.com (Prospectus Only)

You may review and obtain copies of Fund documents by visiting the SEC's Public Reference Room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

Goldman Sachs

The Goldman Sachs Research Select Fund[SM] is a service mark of Goldman, Sachs & Co.

The Fund's investment company registration number is 811-5349.

514220
RESPROABC

Prospectus

**Institutional
Shares**

June 19, 2000

GOLDMAN SACHS RESEARCH SELECT FUNDSM



THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR
DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF
THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

AN INVESTMENT IN THE FUND IS NOT A BANK DEPOSIT AND IS NOT
INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY
OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE FUND
INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

Goldman
Sachs

General Investment Management Approach

Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Research Select Fund (the ''Fund''). Goldman Sachs Asset Management is referred to in this Prospectus as the ''Investment Adviser.''

RESEARCH STYLE FUNDS—RESEARCH SELECT FUND

The Goldman Sachs Research Select Fund selects substantially all of its securities from the *U.S. Select List* developed by the Goldman Sachs Investment Research Division. The Fund leverages the resources of Goldman Sachs by applying the Investment Management Division's portfolio management expertise to the equity securities included in the *U.S. Select List*.

Fund Investment Objective and Strategies

Goldman Sachs Research Select Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	S&P 500 Index
Investment Focus:	A focused portfolio of U.S. equity securities that offer the potential for long-term capital appreciation

INVESTMENT OBJECTIVE

The Fund seeks to provide long-term growth of capital by investing in a focused portfolio of U.S. equity securities.

PRINCIPAL INVESTMENT STRATEGIES

Equity Securities.   The Fund invests, under normal circumstances, at least 90% of its total assets in U.S. equity securities, including securities of foreign issuers that are traded in the United States. Under normal circumstances, the Fund will only purchase equity securities that are included in the Goldman Sachs Global Investment Research Division's *U.S. Select List* and will sell securities that have been removed from the *U.S. Select List*. Notification of changes to the *U.S. Select List* is made to clients of Goldman Sachs and to the Fund's portfolio management team at the same time. The Fund will purchase a security that has been added to, or sell a security that has been removed from, the list after publication of that change. In addition, the Investment Adviser may apply the techniques described below in managing the Fund and in purchasing and selling securities that are included in the *U.S. Select List*.

The Goldman Sachs Global Investment Research Division's U.S. Select List. The *U.S. Select List* was introduced on September 9, 1998 and comprises approximately 25 to 35 equity securities that the Goldman Sachs U.S. Stock Selection Committee expects, as a portfolio, to outperform its benchmark S&P 500 Index over the next 12 to 18 months. The list is consistent with overall investment policy and emphasizes strategically favored economic sectors. The *U.S. Select List* is updated on a regular basis. Historically, the *U.S. Select List* has consisted primarily of common stocks of relatively large U.S. companies, although the list is not restricted to those types of companies.

The *U.S. Select List* is used primarily by institutional clients.

Our Approach to Portfolio Management. To the extent practicable, the Fund will seek to deliver returns that are comparable to the price returns of the *U.S. Select List*. Generally, the Fund will seek to maintain approximate equal weightings of its assets among the securities included in the list. Any remaining assets may be invested by the Investment Adviser in the other instruments described in this Prospectus, including short-term debt obligations, options and futures contracts.

Investors should be aware, however, that the performance of the Fund will differ from the price returns of the *U.S. Select List* for a variety of reasons, including the change in securities prices that may occur between the time when a security is added to or removed from the list and when it is bought or sold for the Fund; the Fund's investment of cash flow from purchases and sales of Fund shares, which can occur daily and will result in portfolio purchases and sales; modifications in the Fund's stock weights in order to control trading costs; the timing and amount of dividend and distribution payments; and the Fund's use of investment techniques and instruments that are not included in the *U.S. Select List*. In addition, unlike the *U.S. Select List*, the Fund will incur transactional costs (such as brokerage commissions) and operational expenses (such as investment advisory fees).

While the Fund intends to track the composition of the *U.S. Select List*, the Fund's purchases and sales of securities that are added to and deleted from the list may not be completed on the first trading day after changes to the list are announced, and in certain cases may take several days or weeks to complete. Moreover, purchases and sales of the Fund and other investors following the *U.S. Select List* could create a temporary imbalance between the supply and demand of the securities on the list. The imbalance could affect the time it takes the Fund to complete its transactions, as well as the price the Fund pays or receives. In order to reduce impact of these trading costs, the Investment Adviser may decide for a period of time not to buy a security that is included in the *U.S. Select List* or to continue to hold a security that has been removed from the list.

The Fund will periodically rebalance its portfolio in an effort to maintain approximate equal weightings of its assets among the securities of the *U.S. Select List*.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Fund in seeking to achieve its investment objective. Numbers in this table show allowable usage only; for actual usage, consult the Fund's annual/semi-annual reports. For more information see Appendix A.

	Research Select Fund
10 Percent of total assets *(italic type)*	
10 Percent of net assets (roman type)	
• No specific percentage limitation on usage; limited only by the objective and strategies of the Fund	
— Not permitted	
Investment Practices	
Borrowings	*33⅓*
Custodial receipts	—
Equity Swaps*	15
Futures Contracts and Options on Futures Contracts	•
Investment Company Securities (including exchange-traded funds)	*10*
Options on Securities and Securities Indices[1]	•
Repurchase Agreements	•
Securities Lending	*33⅓*
Short Sales Against the Box	25
Unseasoned Companies	•
Warrants and Stock Purchase Rights	•
When-Issued Securities and Forward Commitments	•

* Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.
1 The Fund may sell covered call and put options and purchase call and put options.

	Research Select Fund
10 Percent of total assets *(italic type)*	
10 Percent of net assets (roman type)	
• No specific percentage limitation on usage; limited only by the objective and strategies of the Fund	
— Not permitted	
Investment Securities	
American and Global Depository Receipts	—
Asset-Backed and Mortgage-Backed Securities	—
Bank Obligations[2]	•
Convertible Securities[3]	•
Corporate Debt Obligations[2]	•
Equity Securities	*90+*
Emerging Country Securities	—
Fixed Income Securities	•
Foreign Issuers	•
Non-Investment Grade Fixed Income Securities	—
Real Estate Investment Trusts (''REITs'')	•
Structured Securities *	•
Temporary Investments	*100*
U.S. Government Securities[2]	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*

2 *Limited by the amount the Fund invests in fixed-income securities. Cash equivalents only.*

3 *The Fund has no minimum rating criteria.*

Principal Risks of the Fund

Loss of money is a risk of investing in the Fund. An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Fund and may result in a loss of your investment. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective.

INVESTMENT RISKS

• Applicable	Research Select Fund
U.S. Select List	•
Stock	•
Credit/Default	•
Foreign	•
Derivatives	•
Interest Rate	•
Management	•
Market	•
Liquidity	•
Small Cap/REIT	•

■ *U.S. Select List Risk*—The Fund invests principally in securities included in the *U.S. Select List*, which comprises approximately 25 to 35 stocks. As a result of the small universe of stocks in which the Fund generally invests, it may be subject to greater risks than would a more diversified fund.

Price returns reported for the *U.S. Select List* do not predict or reflect the future results of the *U.S. Select List* or the Fund. In addition, unlike the Fund, the securities included in the *U.S. Select List* constitute only a ''paper portfolio'' that does not reflect actual trading and does not have an actual performance record.

Although the Goldman Sachs U.S. Stock Selection Committee periodically makes subjective decisions to add or delete companies for the *U.S. Select List*, the list is not compiled with any particular client or product in mind and is not (and will not be) compiled with the Fund in mind. The Global Investment Research Division could at any time cease publishing the *U.S. Select List*. In that event, the Board of Trustees will make a determination on how to proceed

in the best interest of shareholders of the Fund, consistent with the Fund's investment objective. Goldman Sachs publishes similar lists of recommended securities that may be appropriate for shareholders of the Fund but which will not be used by the Investment Adviser for the Fund at this time.

The Fund's purchases and sales for its portfolio will be affected by market conditions following the publication of changes to the *U.S. Select List* and will be subject to competing orders by Goldman Sachs clients who invest in the securities included on the list.

The activities of Goldman Sachs and its affiliates may occasionally limit the Fund's ability to purchase or sell securities in the *U.S. Select List*. The *U.S. Select List* is also subject to restrictions related to Goldman Sachs' other businesses. In addition, certain securities may or may not appear on the *U.S. Select List* or may or may not be removed from the list due to legal restrictions applicable to, or other business concerns of, Goldman Sachs. An investor should understand that these concerns will generally not be related to whether a particular security on the list or a security not on the list is an attractive investment opportunity.

As a global financial services firm, Goldman Sachs provides a wide range of financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of companies included in the *U.S. Select List* and may also perform or seek to perform financial services for those companies. Within the last three years, Goldman Sachs or its affiliates may have managed or co-managed public security offerings for companies included in the *U.S. Select List*, and they or their employees may have a long or short position on holdings in the securities, or options on securities, or other related investments of companies included in the *U.S. Select List*.

The Fund's ability to invest in particular securities included in the *U.S. Select List* may be limited by the diversification and other restrictions imposed on it as a registered mutual fund under the Investment Company Act of 1940 (the ''Act'').

- ■ *Stock Risk*—The risk that stock prices have historically risen and fallen in periodic cycles. As of the date of this Prospectus, U.S. stock markets and certain foreign stock markets were trading at or close to record high levels. There is no guarantee that such levels will continue.
- ■ *Credit/Default Risk*—The risk that an issuer or guarantor of fixed-income securities held by the Fund may default on its obligation to pay interest and repay principal.
- ■ *Foreign Risk*—The risk that when the Fund invests in foreign issuers, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and

less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions.

■ *Derivatives Risk*—The risk that loss may result from the Fund's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Fund.

■ *Interest Rate Risk*—The risk that when interest rates increase, fixed-income securities held by the Fund will decline in value.

■ *Management Risk*—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.

■ *Market Risk*—The risk that the value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods.

■ *Liquidity Risk*—The risk that the Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Because the Fund may invest in small capitalization stocks and REITs, the Fund will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within these investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate.

■ *Small Cap Stock and REIT Risk*—The securities of small capitalization stocks and REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price.

More information about the Fund's portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

The Fund commenced operations as of the date of this Prospectus. Therefore, no performance information is provided in this section.

Fund Fees and Expenses (Institutional Shares)

This table describes the fees and expenses that you would pay if you buy and hold Institutional Shares of the Fund.

	Research Select Fund
Shareholder Fees	
(fees paid directly from your investment):	
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None
Annual Fund Operating Expenses	
(expenses that are deducted from Fund assets):[1]	
Management Fees	1.00%
Distribution and Service (12b-1) Fees	None
Other Expenses[2]	0.19%
Total Fund Operating Expenses*	1.19%

See page 11 for all other footnotes.

* As a result of current expense limitations, the estimated ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.

	Research Select Fund
Annual Fund Operating Expenses	
(expenses that are deducted from Fund assets):[1]	
Management Fees	*1.00%*
Distribution and Services (12b-1) Fees	*None*
Other Expenses[2]	*0.10%*
Total Fund Operating Expenses (after current expense limitations)	*1.10%*

[1] *The operating expenses for the Fund are estimated for the current year.*

[2] *Estimated ''Other Expenses'' include transfer agency fees equal to 0.04% of the average daily net assets of the Fund's Institutional Shares plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, transfer agency fees, taxes, interest and brokerage fees and litigation, indemnification and other extraordinary expenses) to the following percentage of the Fund's average daily net assets:*

Fund	Other Expenses
Research Select	*0.06%*

Example

The following Example is intended to help you compare the cost of investing in the Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Institutional Shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Research Select	$121	$378	N/A	N/A

Institutions that invest in Institutional Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your institution for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain institutions that invest in Institutional Shares may receive other compensation in connection with the sale and distribution of Institutional Shares or for services to their customers' accounts and/or the Fund. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Other Information'' in the Statement of Additional Information (''Additional Statement'').

Service Providers

Investment Adviser	Fund
Goldman Sachs Asset Management (''GSAM'') 32 Old Slip New York, New York 10005	Research Select

As of September 1, 1999, the Investment Management Division (''IMD'') was established as a new operating division of Goldman Sachs. This newly created entity includes GSAM. Goldman Sachs registered as an investment adviser in 1981. The Goldman Sachs Group, L.P., which controlled the Investment Adviser, merged into the Goldman Sachs Group, Inc. as a result of an initial public offering. As of March 31, 2000, GSAM, along with other units of IMD, had assets under management of $267.8 billion.

The Investment Adviser provides day-to-day investment management services regarding the Fund's portfolio transactions. The Investment Adviser makes the investment decisions for the Fund and places purchase and sale orders for the Fund's portfolio transactions in U.S. markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs.

The Investment Adviser also performs the following additional services for the Fund:
- Supervises all non-advisory operations of the Fund
- Provides personnel to perform necessary executive, administrative and clerical services to the Fund
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities
- Maintains the records of the Fund
- Provides office space and all necessary office equipment and services

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fee, computed daily and payable monthly, at the annual rate listed below (as a percentage of the Fund's average daily net assets):

	Contractual Rate
Research Select	1.00%

The Investment Adviser may voluntarily waive a portion of its advisory fee from time to time, and may discontinue any voluntary waiver at any time at its discretion.

FUND MANAGERS

Robert B. Litterman, Ph.D., a Managing Director of Goldman Sachs, is the co-developer, along with the late Fischer Black, of the Black-Litterman Global Asset Allocation Model, a key tool in IMD's asset allocation process. As Director of Quantitative Resources, Dr. Litterman oversees Quantitative Equities, the Quantitative Strategies Group, the Investment Performance & Valuation Oversight Group, and the Client Research Groups. In total, these groups include over 120 professionals. Prior to moving to IMD, Dr. Litterman was the head of the Firmwide Risk department of Goldman Sachs since becoming a Partner in 1994. Preceding his time in the Operations, Technology & Finance Division, Dr. Litterman spent eight years in the Fixed Income Division's research department where he was co-director of the research and model development group.

Quantitative Equity Team

- A stable and growing team supported by an extensive internal staff
- Access to the research ideas of Goldman Sachs' renowned Global Investment Research Department
- More than $25 billion in equities currently under management
- Proprietary research on quantitative models and tax-advantaged strategies

Quantitative Equity Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Melissa Brown Vice President Product Manager for Quantitative Equities	Senior Portfolio Manager — Research Select	Since 2000	Ms. Brown joined the Investment Adviser as a portfolio manager in 1998. From 1984 to 1998, she was the director of Quantitative Equity Research and served on the Investment Policy Committee at Prudential Securities.
Kent A. Clark Managing Director Director of Quantitative Research	Senior Portfolio Manager— Research Select	Since 2000	Mr. Clark joined the Investment Adviser as a portfolio manager in the quantitative equity management team in 1992.
Robert C. Jones Managing Director Head of Quantitative Equities	Senior Portfolio Manager— Research Select	Since 2000	Mr. Jones joined the Investment Adviser as a portfolio manager in 1989.
Victor H. Pinter Vice President Head of Portfolio Construction	Senior Portfolio Manager— Research Select	Since 2000	Mr. Pinter joined the Investment Adviser as a research analyst in 1990. He became a portfolio manager in 1992.

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of the Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Fund. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to the Fund or limit the Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Fund and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Fund. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Fund. The results of the Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that the Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Fund may, from time to time, enter into transactions in which other clients of Goldman Sachs have an adverse interest. The Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

YEAR 2000

Goldman Sachs spent a total of approximately $185 million over the past several years to address the potential hardware, software and other computer and technology problems associated with the transition to Year 2000 and to confirm that its service providers did the same. As a result of those efforts, Goldman Sachs did not experience any material disruptions in its operations as a result of the transition to the Year 2000.

APPROACH TO INVESTMENT RESEARCH

In providing its investment management services for the Fund, the Investment Adviser invests in equity securities that are included in the Goldman Sachs Global Investment Research Division's *U.S. Select List*. Goldman Sachs is a leading, full service global investment banking and securities firm. The firm's Global Investment Research Division provides far-reaching and comprehensive analysis and commentary on portfolio strategy, economics, industries and companies. For over two decades, Goldman Sachs has committed the resources on a global scale to develop an industry-leading position for the firm's investment research products.

Goldman Sachs has achieved worldwide recognition for its value-added research products. The Global Investment Research Division has a well-regarded staff of over 800 professionals including more than 250 equity analysts, 25 global research teams, and 11 portfolio strategists, covering over 2400 companies, 52 economies and 26 stock markets.

The U.S. Stock Selection Committee currently comprises ten senior professionals, including the head of Global Investment Research and the Director of U.S. Investment Research, as well as a senior market strategist, economist, and sector specialists.

Dividends

The Fund pays dividends from net investment income and capital gain net income. You may choose to have dividends paid in:

■ Cash
■ Additional shares of the same class of the Fund
■ Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend. If you do not indicate any choice, dividends will be reinvested automatically in the Fund.

The election to reinvest dividends in additional shares will not affect the tax treatment of such dividends, which will be treated as received by you and then used to purchase the shares.

Dividends from net investment income and capital gain net income are declared and paid as follows:

Fund	Net Investment Income	Capital Gain Net Income
Research Select	Annually	Annually

From time to time a portion of the Fund's dividends may constitute a return of capital.

At the time of an investor's purchase of shares of the Fund, a portion of the NAV per share may be represented by undistributed income or undistributed realized appreciation of the Fund's portfolio securities. Therefore, subsequent distributions on such shares from such income or realized appreciation may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Fund's Institutional Shares.

HOW TO BUY SHARES

How Can I Purchase Institutional Shares Of The Fund?

You may purchase Institutional Shares on any business day at their NAV next determined after receipt of an order. No sales load is charged. You should place an order with Goldman Sachs at 1-800-621-2550 and either:

- Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (the Fund's custodian) on the next business day; ***or***
- Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), 4900 Sears Tower—60th Floor, Chicago, IL 60606-6372. The Fund will not accept a check drawn on a foreign bank or a third-party check.

In order to make an initial investment in the Fund, you must furnish to the Fund or Goldman Sachs the Account Application attached to this Prospectus. Purchases of Institutional Shares must be settled within three business days of receipt of a complete purchase order.

In certain instances, the Trust may require a signature guarantee in order to effect purchase, redemption or exchange transactions. Signature guarantees must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee.

How Do I Purchase Shares Through A Financial Institution?

Certain institutions (including banks, trust companies, brokers and investment advisers) that provide recordkeeping, reporting and processing services to their customers may be authorized to accept, on behalf of Goldman Sachs Trust (the ''Trust''), purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- The Fund will be deemed to have received an order in proper form when the order is accepted by the authorized institution or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.

- Authorized institutions and intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your institution or intermediary to learn whether it is authorized to accept orders for the Trust.

These institutions may receive payments from the Fund or Goldman Sachs for the services provided by them with respect to the Fund's Institutional Shares. These payments may be in addition to other payments borne by the Fund.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Fund, to certain institutions and other persons in connection with the sale, distribution and/or servicing of shares of the Fund and other Goldman Sachs Funds. Additional compensation based on sales may, but is currently not expected to, exceed 0.50% (annualized) of the amount invested.

In addition to Institutional Shares, the Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Institutional Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Fund?

Type of Investor	Minimum Investment
■ Banks, trust companies or other depository institutions investing for their own account or on behalf of clients ■ Pension and profit sharing plans, pension funds and other company-sponsored benefit plans ■ State, county, city or any instrumentality, department, authority or agency thereof ■ Corporations with at least $100 million in assets or in outstanding publicly traded securities ■ "Wrap" account sponsors (provided they have an agreement covering the arrangement with GSAM) ■ Registered investment advisers investing for accounts for which they receive asset-based fees	$1,000,000 in Institutional Shares of the Fund alone or in combination with other assets under the management of GSAM and its affiliates
■ Individual investors ■ Qualified non-profit organizations, charitable trusts, foundations and endowments ■ Accounts over which GSAM or its advisory affiliates have investment discretion	$10,000,000

The minimum investment requirement may be waived for current and former officers, partners, directors or employees of Goldman Sachs or any of its affiliates or for other investors at the discretion of the Trust's officers. No minimum amount is required for subsequent investments.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

■ Modify or waive the minimum investment amounts.

■ Reject or restrict any purchase or exchange orders by a particular purchaser (or group of related purchasers). This may occur, for example, when a pattern of frequent purchases, sales or exchanges of Institutional Shares of the Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of the Fund.

■ Close the Fund to new investors from time to time and reopen the Fund whenever it is deemed appropriate by the Fund's Investment Adviser.

The Fund may allow you to purchase shares with securities instead of cash if consistent with the Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Institutional Shares is determined by the Fund's NAV. The Fund calculates NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

The Fund's investments are valued based on market quotations or, if accurate quotations are not readily available, the fair value of the Fund's investments may be determined in good faith under procedures established by the Trustees.

- NAV per share of each class is calculated by State Street on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time). Fund shares will not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Fund receives your order in proper form.
- When you sell shares, you receive the NAV next calculated *after* the Fund receives your order in proper form.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time.

In addition, the impact of events that occur after the publication of market quotations used by the Fund to price its securities (for example, in foreign markets), but before the close of regular trading on the New York Stock Exchange will normally not be reflected in the Fund's next determined NAV unless the Trust, in its discretion, makes an adjustment in light of the nature and materiality of the event, its effect on Fund operations and other relevant factors.

HOW TO SELL SHARES

How Can I Sell Institutional Shares Of The Fund?

You may arrange to take money out of your account by selling (redeeming) some or all of your shares. **Generally, the Fund will redeem its Institutional Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** You may request that redemption proceeds be sent to you by check or by wire (if the wire instructions are on record). Redemptions may be requested in writing or by telephone.

Instructions For Redemptions:	
By Writing:	■ Write a letter of instruction that includes: 　■ Your name(s) and signature(s) 　■ Your account number 　■ The Fund name and Class of Shares 　■ The dollar amount you want to sell 　■ How and where to send the proceeds ■ Mail your request to: 　Goldman Sachs Funds 　4900 Sears Tower—60th Floor 　Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: ■ 1-800-621-2550 　(8:00 a.m. to 4:00 p.m. New York time)

Certain institutions and intermediaries are authorized to accept redemption requests on behalf of the Fund as described under ''How Do I Purchase Shares Through A Financial Institution?''

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

■ All telephone requests are recorded.

■ Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

■ The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: You may arrange for your redemption proceeds to be wired as federal funds to the bank account designated in your Account Application. The following general policies govern wiring redemption proceeds:

■ Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

■ To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the account application to the Transfer Agent.

■ Neither the Trust, Goldman Sachs nor any other institution assumes any responsibility for the performance of your bank or any intermediaries in the transfer process. If a problem with such performance arises, you should deal directly with your bank or any such intermediaries.

By Check: You may elect in writing to receive your redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of a properly executed redemption request. If you are selling shares you recently paid for by check, the Fund will pay you when your check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

■ Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.

■ Institutions (including banks, trust companies, brokers and investment advisers) are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, these institutions may set times by which they must receive redemption requests. These institutions may also require additional documentation from you.

The Trust reserves the right to:

■ Redeem your shares if your account balance falls below $50 as a result of earlier redemptions. The Fund will not redeem your shares on this basis if the value of your account falls below the minimum account balance solely as a result of market conditions. The Fund will give you 60 days' prior written notice to allow you to purchase sufficient additional shares of the Fund in order to avoid such redemption.

■ Redeem your shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.

■ Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.

■ Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Fund shares. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

You may exchange Institutional Shares of the Fund at NAV for Institutional Shares of any other Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice to you.

Instructions For Exchanging Shares:	

By Writing:	■ Write a letter of instruction that includes:
	  ■ Your name(s) and signature(s)
	  ■ Your account number
	  ■ The Fund names and Class of Shares
	  ■ The dollar amount to be exchanged
	■ Mail the request to:
	Goldman Sachs Funds
	4900 Sears Tower—60th Floor
	Chicago, IL 60606-6372

By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

■ You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.

■ All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirements of that Fund, except that this requirement may be waived at the discretion of the Trust.

■ Telephone exchanges normally will be made only to an identically registered account.

■ Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and are signed by an authorized person designated on the Account Application.

■ Exchanges are available only in states where exchanges may be legally made.

■ It may be difficult to make telephone exchanges in times of drastic economic or market conditions.

■ Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.

For federal income tax purposes, an exchange is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will I Be Sent Regarding Investments In Institutional Shares?

You will receive an annual report containing audited financial statements and a semi-annual report. To eliminate unnecessary duplication, only one copy of such reports will be sent to shareholders with the same mailing address. If you would like a duplicate copy to be mailed to you, please contact Goldman Sachs Funds at 1-800-621-2550. You will also be provided with a printed confirmation for each transaction in your account and a monthly account statement. The Fund does not generally provide sub-accounting services.

Taxation

TAXABILITY OF DISTRIBUTIONS

As with any investment, you should consider how your investment in the Fund will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Fund.

You should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

TAXES ON DISTRIBUTIONS

Distributions you receive from the Fund are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Fund's income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Fund's dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. The Fund will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

The Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Fund may deduct these taxes in computing its taxable income.

If you buy shares of the Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

TAXABILITY OF SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain dividends that were received on the shares.

RETIREMENT PLANS

The one major exception to these tax principles is that distributions on, and sales, exchanges and redemptions of, shares held in an IRA (or other tax-qualified plan) will not be currently taxable.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, the Fund must withhold 31% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A.   General Portfolio Risks

The Fund will be subject to the risks associated with equity securities. ''Equity securities'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, and stock purchase rights. In general, stock values fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the value of the stocks that the Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. The volatility of equity securities means that the value of your investment in the Fund may increase or decrease. As of the date of this Prospectus, certain stock markets were trading at or close to record high levels and there can be no guarantee that such levels will continue.

To the extent that the Fund invests in fixed-income securities, the Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk and credit risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase. Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer could default on its obligations, and the Fund will not recover its investment.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for the Fund. Trading to keep the Fund's portfolio holdings consistent with, and equally weighted among, the securities in the *U.S. Select List* may increase the Fund's portfolio turnover rate. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of the Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Fund, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that the investment objective and all policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in the Fund's investment objective, you should consider whether the Fund remains an appropriate investment in light of your then current financial position and needs.

B.   Other Portfolio Risks

Risks of Investing in Small Capitalization Companies and REITs. The Fund may invest in small capitalization companies and REITs. Investments in small capitalization companies and REITs involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small capitalization companies and REITs may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in these investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, the Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small capitalization companies and REITs include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small capitalization companies and REITs may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Issuers. The Fund may invest in foreign issuers. Foreign issuers involve special risks that are not typically associated with U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign companies than in the United States. The securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains), limitations on the removal of funds or other assets, and political or social instability or diplomatic developments which could affect the Fund's investments.

Risks of Derivative Investments. The Fund's transactions in options, futures, options on futures, swaps and structured securities involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices or interest rates. The Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. The Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Securities that are not readily marketable
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'') and, therefore, is liquid.

Investing in 144A Securities may decrease the liquidity of the Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit Risks. Debt securities purchased by the Fund may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instru-

mentalities and sponsored enterprises), domestic and foreign corporations, banks and other issuers. Further information is provided in the Additional Statement.

Temporary Investment Risks. The Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's or P-2 by Moody's
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When the Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C.   Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Fund, including their associated risks. Further information is provided in the Additional Statement, which is available upon request.

Structured Securities. The Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the ''Reference'') or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than other types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. The Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency,

default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. The Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities and Securities Indices. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. The Fund may write (sell) covered call and put options and purchase put and call options on any securities in which it may invest or on any securities index comprised of securities in which it may invest.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in the Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase the Fund's transaction costs. Options written or purchased by the Fund may be traded on U.S. exchanges or over-the-counter. Over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on various securities (such as U.S. government securities), securities indices, and other financial instruments and indices. The Fund may engage in futures transactions on U.S. exchanges.

The Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates or securities prices. The Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. The Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission or to seek to increase total return to the extent permitted by such regulations. The Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return, except for closing purchase or sale transactions, if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net assets.

Futures contracts and related options present the following risks:

- While the Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates or securities prices may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and the Fund may be exposed to additional risk of loss.
- The loss incurred by the Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of the Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to the Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

Equity Swaps. The Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by the Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise impractical. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment

Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, the Fund may suffer a loss. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, the Fund may suffer a loss if the counterparty defaults.

When-Issued Securities and Forward Commitments. The Fund may purchase when-issued securities and enter into forward commitments. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although the Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, the Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with dealers in U.S. government securities and member banks of the Federal Reserve System which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. The Fund, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. The Fund may engage in securities lending. Securities lending involves the lending of securities owned by the Fund to financial institutions such as certain broker-dealers. The borrowers are required to secure their loan continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested in cash equivalents. To the extent that cash collateral is invested in other investment securities, such collateral will be subject to market depreciation or appreciation, and the Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33⅓% of the value of the total assets of the Fund (including the loan collateral).

The Fund may lend its securities to increase its income. The Fund may, however, experience delay in the recovery of its securities or a capital loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund.

Preferred Stock, Warrants and Rights. The Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. The Fund may invest in securities of other investment companies (including SPDRs as defined below and other exchange-traded funds) subject to statutory limitations prescribed by the Act. These limitations include a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Exchange-traded funds such as SPDRs are shares of unaffiliated investment companies which are traded like traditional

equity securities on a national securities exchange or the NASDAQ National Market System.

- ■ *Standard & Poor's Depository Receipts.* The Fund may, consistent with its investment policies, purchase Standard & Poor's Depository Receipts (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500.

Unseasoned Companies. The Fund may invest in companies (including predecessors) which have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal, and include securities issued by banks and other financial institutions. The Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. The Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitations, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. The Fund may invest in U.S. government securities. U.S. government securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. government securities may be supported by (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury (such as securities of the Student Loan Marketing Association); (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer (such as the Federal National Mortgage Association (''Fannie Mae'') and Federal Home Loan Mortgage Corporation (''Freddie Mac'')); or (d) only the credit of the issuer.

Borrowings. The Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. The Fund may not make additional investments if borrowings exceed 5% of its total assets.

Short Sales Against-the-Box. The Fund may make short sales against-the-box. A short sale against-the-box means that at all times when a short position is open the Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Appendix B
Prior Price Returns of the U.S. Select List

As mentioned in ''Fund Investment Objectives and Strategies,'' the *U.S. Select List* was introduced on September 9, 1998 and comprises approximately 25 to 35 stocks that the Goldman Sachs U.S. Stock Selection Committee expects, as a portfolio, to outperform its benchmark, the S&P 500 Index, over the next twelve to eighteen months. The *U.S. Select List* changes regularly. While the companies on the list generally have been relatively large U.S. companies, the list is not restricted to those types of companies. It is expected that, under normal market conditions, the quarterly performance of the Fund, before expenses, will track the price return of the *U.S. Select List* within a .90 correlation coefficient.

The Fund's portfolio management team does not have access to information regarding additions or deletions for the *U.S. Select List* prior to their publication. Goldman Sachs publishes other lists of recommended securities that could be appropriate for Fund investors but that are not used by the Fund's portfolio management team.

The chart below reflects historical information regarding the *U.S. Select List*. The *U.S. Select List* is not maintained for the purpose of managing any account or investment company such as the Fund. The number of stocks on the *U.S. Select List* and the frequency of additions to and deletions from the *U.S. Select List* change from time to time. The stocks included in the *U.S. Select List* constitute only a ''paper portfolio'' that does not reflect actual trading and does not have an actual performance record. The *U.S. Select List's* price return does not represent the return on any fund or any other account that involves actual trading. The price returns are not indicative of the returns on any fund or account because, among other things, they do not reflect actual prices when stocks are purchased or sold, transaction costs and account fees. In addition, because the *U.S. Select List* does not include a cash component, price returns are based on a constant 100% investment in the stocks on the *U.S. Select List*. Also, the information below does not reflect the impact that the Investment Adviser's portfolio management decisions and techniques may have on performance. Further, the actual performance of the Fund may differ from that of the *U.S. Select List* because of time delays between when a stock is added to or removed from the list and when it is bought or sold for the Fund. Investors should not consider this price return information as a substitute for, or an indication of, future performance of the Research Select Fund or the Investment Adviser. Finally, past price returns of the *U.S. Select List* are not representative of future price returns of the list.

	9/9/98 (inception) to 12/31/98	12/31/98 to 12/31/99	12/31/99 to 5/31/00	9/9/98 (inception) to 5/31/00
U.S. Select List Stock Price Return*	37.57%	33.81%	9.26%	101.13%
S&P 500 Index Price Return**	22.73%	21.06%	(2.82)%	44.36%

* *The results for the U.S. Select List portfolio represent an equal-weighted arithmetic average of the stocks held at any point during the month. The results are calculated monthly using each stock's capital appreciation or depreciation during the period that it is on the U.S. Select List and dividing that by the highest number of stocks that were on the U.S. Select List at any point during the month. Prior to June 1999, the divisor was the time-weighted number of stocks on the list for the specified period. The results are calculated using the prices of the stocks at the close of trading of the stock market one full day after the stock was added to the U.S. Select List (e.g., if the stock was added on the afternoon of 5/5, the recorded price is at the close on 5/6). The results do not reflect the execution of actual purchases or sales, and there is no guarantee that a mutual fund following the U.S. Select List would be able to execute purchases and sales at the prices used to calculate the price returns. Because the U.S. Select List is a paper portfolio that is not managed to a target number of stocks, no ''re-balancing'' of actual investments is done when stocks are added to or deleted from the U.S. Select List. Price returns are based on 100% investment in the stocks on the U.S. Select List.*

  Price returns are calculated to include the price return plus dividends for the stock during the month in which they are paid without being reinvested into the security. They do not reflect the market impact on the stock prices that may occur between the time the publication is made of additions to and deletions from the U.S. Select List and the time a mutual fund following the U.S. Select List would be able to execute purchases and sales. They also do not reflect transaction fees, such as commissions, fees and interest charges, or the costs of running a mutual fund, such as management fees, distribution fees and other expenses. They do not reflect the impact that an investment adviser's portfolio management decisions and techniques may have on a mutual fund's returns. Actual transactions and the effect of dividends, fees and costs will result in returns that differ from those of the U.S. Select List.

** *The S&P 500 Index is an unmanaged index containing common stocks of 500 industrial, transportation, utility and financial companies, regarded as generally representative of the U.S. stock market. The S&P 500 Index performance numbers shown are price returns reflecting the reinvestment of dividends. They do not reflect fees, brokerage commissions or other costs of investing that are not incurred by an index.*

Index



Research Select Fund Prospectus (Institutional Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during the last fiscal year. As of the date of this Prospectus, the Research Select Fund had not commenced operations, and its annual report for the fiscal period ended August 31, 2000 will become available in October 2000.

Statement of Additional Information

Additional information about the Fund and its policies is also available in the Fund's Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Fund's annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550.

To obtain other information and for shareholder inquiries:

By telephone – Call 1-800-621-2550

By mail – Goldman Sachs Funds, 4900 Sears Tower – 60th Floor, Chicago, IL 60606-6372

By e-mail – gs-funds@gs.com

On the Internet – Text-only versions of the Fund's documents are located online and may be downloaded from:

SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's Public Reference Room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

Goldman Sachs

The Fund's investment company registration number is 811-5349.

Prospectus

Service Shares

June 19, 2000

GOLDMAN SACHS RESEARCH SELECT FUND℠



THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

AN INVESTMENT IN THE FUND IS NOT A BANK DEPOSIT AND IS NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY. AN INVESTMENT IN THE FUND INVOLVES INVESTMENT RISKS, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

Goldman Sachs

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

General Investment Management Approach

Goldman Sachs Asset Management, a unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as investment adviser to the Research Select Fund (the ''Fund''). Goldman Sachs Asset Management is referred to in this Prospectus as the ''Investment Adviser.''

RESEARCH STYLE FUNDS—RESEARCH SELECT FUND

The Goldman Sachs Research Select Fund selects substantially all of its securities from the *U.S. Select List* developed by the Goldman Sachs Investment Research Division. The Fund leverages the resources of Goldman Sachs by applying the Investment Management Division's portfolio management expertise to the equity securities included in the *U.S. Select List*.

Fund Investment Objective and Strategies

Goldman Sachs Research Select Fund

FUND FACTS

Objective:	Long-term growth of capital
Benchmark:	S&P 500 Index
Investment Focus:	A focused portfolio of U.S. equity securities that offer the potential for long-term capital appreciation

INVESTMENT OBJECTIVE

The Fund seeks to provide long-term growth of capital by investing in a focused portfolio of U.S. equity securities.

PRINCIPAL INVESTMENT STRATEGIES

Equity Securities.   The Fund invests, under normal circumstances, at least 90% of its total assets in U.S. equity securities, including securities of foreign issuers that are traded in the United States. Under normal circumstances, the Fund will only purchase equity securities that are included in the Goldman Sachs Global Investment Research Division's *U.S. Select List* and will sell securities that have been removed from the *U.S. Select List*. Notification of changes to the *U.S. Select List* is made to clients of Goldman Sachs and to the Fund's portfolio management team at the same time. The Fund will purchase a security that has been added to, or sell a security that has been removed from, the list after publication of that change. In addition, the Investment Adviser may apply the techniques described below in managing the Fund and in purchasing and selling securities that are included in the *U.S. Select List*.

The Goldman Sachs Global Investment Research Division's U.S. Select List. The *U.S. Select List* was introduced on September 9, 1998 and comprises approximately 25 to 35 equity securities that the Goldman Sachs U.S. Stock Selection Committee expects, as a portfolio, to outperform its benchmark S&P 500 Index over the next 12 to 18 months. The list is consistent with overall investment policy and emphasizes strategically favored economic sectors. The *U.S. Select List* is updated on a regular basis. Historically, the *U.S. Select List* has consisted primarily of common stocks of relatively large U.S. companies, although the list is not restricted to those types of companies.

The *U.S. Select List* is used primarily by institutional clients.

Our Approach to Portfolio Management. To the extent practicable, the Fund will seek to deliver returns that are comparable to the price returns of the *U.S. Select List*. Generally, the Fund will seek to maintain approximate equal weightings of its assets among the securities included in the list. Any remaining assets may be invested by the Investment Adviser in the other instruments described in this Prospectus, including short-term debt obligations, options and futures contracts.

Investors should be aware, however, that the performance of the Fund will differ from the price returns of the *U.S. Select List* for a variety of reasons, including the change in securities prices that may occur between the time when a security is added to or removed from the list and when it is bought or sold for the Fund; the Fund's investment of cash flow from purchases and sales of Fund shares, which can occur daily and will result in portfolio purchases and sales; modifications in the Fund's stock weights in order to control trading costs; the timing and amount of dividend and distribution payments; and the Fund's use of investment techniques and instruments that are not included in the *U.S. Select List*. In addition, unlike the *U.S. Select List*, the Fund will incur transactional costs (such as brokerage commissions) and operational expenses (such as investment advisory fees).

While the Fund intends to track the composition of th*e U.S. Select List*, the Fund's purchases and sales of securities that are added to and deleted from the list may not be completed on the first trading day after changes to the list are announced, and in certain cases may take several days or weeks to complete. Moreover, purchases and sales of the Fund and other investors following the *U.S. Select List* could create a temporary imbalance between the supply and demand of the securities on the list. The imbalance could affect the time it takes the Fund to complete its transactions, as well as the price the Fund pays or receives. In order to reduce impact of these trading costs, the Investment Adviser may decide for a period of time not to buy a security that is included in the *U.S. Select List* or to continue to hold a security that has been removed from the list.

The Fund will periodically rebalance its portfolio in an effort to maintain approximate equal weightings of its assets among the securities of the *U.S. Select List*.

Other. The Fund's investments in fixed-income securities are limited to securities that are considered cash equivalents.

Other Investment Practices and Securities

The table below identifies some of the investment techniques that may (but are not required to) be used by the Fund in seeking to achieve its investment objective. Numbers in this table show allowable usage only; for actual usage, consult the Fund's annual/semi-annual reports. For more information see Appendix A.

	Research Select Fund
10 Percent of total assets *(italic type)*	
10 Percent of net assets (roman type)	
• No specific percentage limitation on usage; limited only by the objective and strategies of the Fund	
— Not permitted	
Investment Practices	
Borrowings	*33⅓*
Custodial receipts	—
Equity Swaps*	15
Futures Contracts and Options on Futures Contracts	•
Investment Company Securities (including exchange-traded funds)	*10*
Options on Securities and Securities Indices[1]	•
Repurchase Agreements	•
Securities Lending	*33⅓*
Short Sales Against the Box	25
Unseasoned Companies	•
Warrants and Stock Purchase Rights	•
When-Issued Securities and Forward Commitments	•

* Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.
1 The Fund may sell covered call and put options and purchase call and put options.

	Research Select Fund
10 Percent of total assets *(italic type)*	
10 Percent of net assets (roman type)	
• No specific percentage limitation on usage; limited only by the objective and strategies of the Fund	
— Not permitted	
Investment Securities	
American and Global Depository Receipts	—
Asset-Backed and Mortgage-Backed Securities	—
Bank Obligations[2]	•
Convertible Securities[3]	•
Corporate Debt Obligations[2]	•
Equity Securities	*90+*
Emerging Country Securities	—
Fixed Income Securities	•
Foreign Issuers	•
Non-Investment Grade Fixed Income Securities	—
Real Estate Investment Trusts (''REITs'')	•
Structured Securities *	•
Temporary Investments	*100*
U.S. Government Securities[2]	•

* *Limited to 15% of net assets (together with other illiquid securities) for all structured securities which are not deemed to be liquid and all swap transactions.*
2 *Limited by the amount the Fund invests in fixed-income securities. Cash equivalents only.*
3 *The Fund has no minimum rating criteria.*

Principal Risks of the Fund

Loss of money is a risk of investing in the Fund. An investment in the Fund is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. The following summarizes important risks that apply to the Fund and may result in a loss of your investment. The Fund should not be relied upon as a complete investment program. There can be no assurance that the Fund will achieve its investment objective.

INVESTMENT RISKS

• Applicable	Research Select Fund
U.S. Select List	•
Stock	•
Credit/Default	•
Foreign	•
Derivatives	•
Interest Rate	•
Management	•
Market	•
Liquidity	•
Small Cap/REIT	•

■ *U.S. Select List Risk*—The Fund invests principally in securities included in the *U.S. Select List*, which comprises approximately 25 to 35 stocks. As a result of the small universe of stocks in which the Fund generally invests, it may be subject to greater risks than would a more diversified fund.

Price returns reported for the *U.S. Select List* do not predict or reflect the future results of the *U.S. Select List* or the Fund. In addition, unlike the Fund, the securities included in the *U.S. Select List* constitute only a ''paper portfolio'' that does not reflect actual trading and does not have an actual performance record.

Although the Goldman Sachs U.S. Stock Selection Committee periodically makes subjective decisions to add or delete companies for the *U.S. Select List*, the list is not compiled with any particular client or product in mind and is not (and will not be) compiled with the Fund in mind. The Global Investment Research Division could at any time cease publishing the *U.S. Select List*. In that event, the Board of Trustees will make a determination on how to proceed

in the best interest of shareholders of the Fund, consistent with the Fund's investment objective. Goldman Sachs publishes similar lists of recommended securities that may be appropriate for shareholders of the Fund but which will not be used by the Investment Adviser for the Fund at this time.

The Fund's purchases and sales for its portfolio will be affected by market conditions following the publication of changes to the *U.S. Select List* and will be subject to competing orders by Goldman Sachs clients who invest in the securities included on the list.

The activities of Goldman Sachs and its affiliates may occasionally limit the Fund's ability to purchase or sell securities in the *U.S. Select List*. The *U.S. Select List* is also subject to restrictions related to Goldman Sachs' other businesses. In addition, certain securities may or may not appear on the *U.S. Select List* or may or may not be removed from the list due to legal restrictions applicable to, or other business concerns of, Goldman Sachs. An investor should understand that these concerns will generally not be related to whether a particular security on the list or a security not on the list is an attractive investment opportunity.

As a global financial services firm, Goldman Sachs provides a wide range of financial services to issuers of securities and investors in securities. Goldman Sachs, its affiliates and others associated with it may create markets or specialize in, have positions in and affect transactions in, securities of companies included in the *U.S. Select List* and may also perform or seek to perform financial services for those companies. Within the last three years, Goldman Sachs or its affiliates may have managed or co-managed public security offerings for companies included in the *U.S. Select List*, and they or their employees may have a long or short position on holdings in the securities, or options on securities, or other related investments of companies included in the *U.S. Select List*.

The Fund's ability to invest in particular securities included in the *U.S. Select List* may be limited by the diversification and other restrictions imposed on it as a registered mutual fund under the Investment Company Act of 1940 ("the Act").

- **Stock Risk**—The risk that stock prices have historically risen and fallen in periodic cycles. As of the date of this Prospectus, U.S. stock markets and certain foreign stock markets were trading at or close to record high levels. There is no guarantee that such levels will continue.
- **Credit/Default Risk**—The risk that an issuer or guarantor of fixed-income securities held by the Fund may default on its obligation to pay interest and repay principal.
- **Foreign Risk**—The risk that when the Fund invests in foreign issuers, it will be subject to risk of loss not typically associated with domestic issuers. Loss may result because of less foreign government regulation, less public information and

less economic, political and social stability. Loss may also result from the imposition of exchange controls, confiscations and other government restrictions.

■ *Derivatives Risk*—The risk that loss may result from the Fund's investments in options, futures, swaps, structured securities and other derivative instruments. These instruments may be leveraged so that small changes may produce disproportionate losses to the Fund.

■ *Interest Rate Risk*—The risk that when interest rates increase, fixed-income securities held by the Fund will decline in value.

■ *Management Risk*—The risk that a strategy used by the Investment Adviser may fail to produce the intended results.

■ *Market Risk*—The risk that the value of the securities in which the Fund invests may go up or down in response to the prospects of individual companies and/or general economic conditions. Price changes may be temporary or last for extended periods.

■ *Liquidity Risk*—The risk that the Fund will not be able to pay redemption proceeds within the time period stated in this Prospectus because of unusual market conditions, an unusually high volume of redemption requests, or other reasons. Because the Fund may invest in small capitalization stocks and REITs, the Fund will be especially subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities within these investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic, market or political events, or adverse investor perceptions whether or not accurate.

■ *Small Cap Stock and REIT Risk*—The securities of small capitalization stocks and REITs involve greater risks than those associated with larger, more established companies and may be subject to more abrupt or erratic price movements. Securities of such issuers may lack sufficient market liquidity to enable the Fund to effect sales at an advantageous time or without a substantial drop in price.

More information about the Fund's portfolio securities and investment techniques, and their associated risks, is provided in Appendix A. You should consider the investment risks discussed in this section and in Appendix A. Both are important to your investment choice.

Fund Performance

The Fund commenced operations as of the date of this Prospectus. Therefore, no performance information is provided in this section.

Fund Fees and Expenses (Service Shares)

This table describes the fees and expenses that you would pay if you buy and hold Service Shares of the Fund.

	Research Select Fund
Shareholder Fees (fees paid directly from your investment):	
Maximum Sales Charge (Load) Imposed on Purchases	None
Maximum Sales Charge (Load) Imposed on Reinvested Dividends	None
Redemption Fees	None
Exchange Fees	None
Annual Fund Operating Expenses (expenses that are deducted from Fund assets):[1]	
Management Fees	1.00%
Service Fees[2]	0.50%
Other Expenses[3]	0.19%
Total Fund Operating Expenses*	1.69%

See page 11 for all other footnotes.

> * As a result of current expense limitations, the estimated ''Other Expenses'' and ''Total Fund Operating Expenses'' of the Fund which are actually incurred are as set forth below. The expense limitations may be terminated at any time at the option of the Investment Adviser. If this occurs, ''Other Expenses'' and ''Total Fund Operating Expenses'' may increase without shareholder approval.
>
> | | Research Select Fund |
> |---|---|
> | Annual Fund Operating Expenses
(expenses that are deducted from Fund assets):[1] | |
> | Management Fees | *1.00%* |
> | Service Fees[2] | *0.50%* |
> | Other Expenses[3] | *0.10%* |
> | Total Fund Operating Expenses (after current expense limitations) | *1.60%* |

Fund Fees and Expenses continued

[1] *The operating expenses for the Fund are estimated for the current year.*

[2] *Service Organizations may charge other fees to their customers who are beneficial owners of Service Shares in connection with their customers' accounts. Such fees may affect the return customers realize with respect to their investments.*

[3] *Estimated ''Other Expenses'' include transfer agency fees equal to 0.04% of the average daily net assets of the Fund's Service Shares, plus all other ordinary expenses not detailed above. The Investment Adviser has voluntarily agreed to reduce or limit ''Other Expenses'' (excluding management fees, transfer agency fees, service fees, taxes, interest and brokerage fees and litigation, indemnification and other extraordinary expenses) to the following percentage of the Fund's average daily net assets:*

Fund	Other Expenses
Research Select	*0.06%*

Example

The following Example is intended to help you compare the cost of investing in the Fund (without the waivers and expense limitations) with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in Service Shares of the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Fund	1 Year	3 Years	5 Years	10 Years
Research Select	$172	$533	N/A	N/A

Service Organizations that invest in Service Shares on behalf of their customers may charge other fees directly to their customer accounts in connection with their investments. You should contact your Service Organization for information regarding such charges. Such fees, if any, may affect the return such customers realize with respect to their investments.

Certain Service Organizations that invest in Service Shares may receive other compensation in connection with the sale and distribution of Service Shares or for services to their customers' accounts and/or the Funds. For additional information regarding such compensation, see ''Shareholder Guide'' in the Prospectus and ''Other Information'' in the Statement of Additional Information (''Additional Statement'').

Service Providers

Investment Adviser	Fund
Goldman Sachs Asset Management (''GSAM'') 32 Old Slip New York, New York 10005	Research Select

As of September 1, 1999, the Investment Management Division (''IMD'') was established as a new operating division of Goldman Sachs. This newly created entity includes GSAM. Goldman Sachs registered as an investment adviser in 1981. The Goldman Sachs Group, L.P., which controlled the Investment Adviser, merged into the Goldman Sachs Group, Inc. as a result of an initial public offering. As of March 31, 2000, GSAM, along with other units of IMD, had assets under management of $267.8 billion.

The Investment Adviser provides day-to-day investment management services regarding the Fund's portfolio transactions. The Investment Adviser makes the investment decisions for the Fund and places purchase and sale orders for the Fund's portfolio transactions in U.S. markets. As permitted by applicable law, these orders may be directed to any brokers, including Goldman Sachs and its affiliates. In addition, the Investment Adviser has access to the research and certain proprietary technical models developed by Goldman Sachs.

The Investment Adviser also performs the following additional services for the Fund:
- Supervises all non-advisory operations of the Fund
- Provides personnel to perform necessary executive, administrative and clerical services to the Fund
- Arranges for the preparation of all required tax returns, reports to shareholders, prospectuses and statements of additional information and other reports filed with the Securities and Exchange Commission (the ''SEC'') and other regulatory authorities
- Maintains the records of the Fund
- Provides office space and all necessary office equipment and services

As compensation for its services and its assumption of certain expenses, the Investment Adviser is entitled to the following fee, computed daily and payable monthly, at the annual rate listed below (as a percentage of the Fund's average daily net assets):

	Contractual Rate
Research Select	1.00%

The Investment Adviser may voluntarily waive a portion of its advisory fee from time to time, and may discontinue any voluntary waiver at any time at its discretion.

FUND MANAGERS

Robert B. Litterman, Ph.D., a Managing Director of Goldman Sachs, is the co-developer, along with the late Fischer Black, of the Black-Litterman Global Asset Allocation Model, a key tool in IMD's asset allocation process. As Director of Quantitative Resources, Dr. Litterman oversees Quantitative Equities, the Quantitative Strategies Group, the Investment Performance & Valuation Oversight Group, and the Client Research Groups. In total, these groups include over 120 professionals. Prior to moving to IMD, Dr. Litterman was the head of the Firmwide Risk department of Goldman Sachs since becoming a Partner in 1994. Preceding his time in the Operations, Technology & Finance Division, Dr. Litterman spent eight years in the Fixed Income Division's research department where he was co-director of the research and model development group.

Quantitative Equity Team
- A stable and growing team supported by an extensive internal staff
- Access to the research ideas of Goldman Sachs' renowned Global Investment Research Department
- More than $25 billion in equities currently under management
- Proprietary research on quantitative models and tax-advantaged strategies

Quantitative Equity Team

Name and Title	Fund Responsibility	Years Primarily Responsible	Five Year Employment History
Melissa Brown Vice President Product Manager for Quantitative Equities	Senior Portfolio Manager — Research Select	Since 2000	Ms. Brown joined the Investment Adviser as a portfolio manager in 1998. From 1984 to 1998, she was the director of Quantitative Equity Research and served on the Investment Policy Committee at Prudential Securities.
Kent A. Clark Managing Director Director of Quantitative Research	Senior Portfolio Manager— Research Select	Since 2000	Mr. Clark joined the Investment Adviser as a portfolio manager in the quantitative equity management team in 1992.
Robert C. Jones Managing Director Head of Quantitative Equities	Senior Portfolio Manager— Research Select	Since 2000	Mr. Jones joined the Investment Adviser as a portfolio manager in 1989.
Victor H. Pinter Vice President Head of Portfolio Construction	Senior Portfolio Manager— Research Select	Since 2000	Mr. Pinter joined the Investment Adviser as a research analyst in 1990. He became a portfolio manager in 1992.

DISTRIBUTOR AND TRANSFER AGENT

Goldman Sachs, 85 Broad Street, New York, New York 10004, serves as the exclusive distributor (the ''Distributor'') of the Fund's shares. Goldman Sachs, 4900 Sears Tower, Chicago, Illinois 60606-6372, also serves as the Fund's transfer agent (the ''Transfer Agent'') and, as such, performs various shareholder servicing functions.

From time to time, Goldman Sachs or any of its affiliates may purchase and hold shares of the Fund. Goldman Sachs reserves the right to redeem at any time some or all of the shares acquired for its own account.

ACTIVITIES OF GOLDMAN SACHS AND ITS AFFILIATES AND OTHER ACCOUNTS MANAGED BY GOLDMAN SACHS

The involvement of the Investment Adviser, Goldman Sachs and their affiliates in the management of, or their interest in, other accounts and other activities of Goldman Sachs may present conflicts of interest with respect to the Fund or limit the Fund's investment activities. Goldman Sachs and its affiliates engage in proprietary trading and advise accounts and funds which have investment objectives similar to those of the Fund and/or which engage in and compete for transactions in the same types of securities, currencies and instruments as the Fund. Goldman Sachs and its affiliates will not have any obligation to make available any information regarding their proprietary activities or strategies, or the activities or strategies used for other accounts managed by them, for the benefit of the management of the Fund. The results of the Fund's investment activities, therefore, may differ from those of Goldman Sachs and its affiliates, and it is possible that the Fund could sustain losses during periods in which Goldman Sachs and its affiliates and other accounts achieve significant profits on their trading for proprietary or other accounts. In addition, the Fund may, from time to time, enter into transactions in which other clients of Goldman Sachs have an adverse interest. The Fund's activities may be limited because of regulatory restrictions applicable to Goldman Sachs and its affiliates, and/or their internal policies designed to comply with such restrictions.

YEAR 2000

Goldman Sachs spent a total of approximately $185 million over the past several years to address the potential hardware, software and other computer and technology problems associated with the transition to Year 2000 and to confirm that its service providers did the same. As a result of those efforts, Goldman Sachs did not experience any material disruptions in its operations as a result of the transition to the Year 2000.

APPROACH TO INVESTMENT RESEARCH

In providing its investment management services for the Fund, the Investment Adviser invests in equity securities that are included in the Goldman Sachs Global Investment Research Division's *U.S. Select List*. Goldman Sachs is a leading, full service global investment banking and securities firm. The firm's Global Investment Research Division provides far-reaching and comprehensive analysis and commentary on portfolio strategy, economics, industries and companies. For over two decades, Goldman Sachs has committed the resources on a global scale to develop an industry-leading position for the firm's investment research products.

Goldman Sachs has achieved worldwide recognition for its value-added research products. The Global Investment Research Division has a well-regarded staff of over 800 professionals including more than 250 equity analysts, 25 global research teams, and 11 portfolio strategists, covering over 2400 companies, 52 economies and 26 stock markets.

The U.S. Stock Selection Committee currently comprises ten senior professionals, including the head of Global Investment Research and the Director of U.S. Investment Research, as well as a senior market strategist, economist, and sector specialists.

Dividends

The Fund pays dividends from net investment income and capital gain net income. You may choose to have dividends paid in:

- Cash
- Additional shares of the same class of the Fund
- Shares of the same or an equivalent class of another Goldman Sachs Fund. Special restrictions may apply for certain ILA Portfolios. See the Additional Statement.

You may indicate your election on your Account Application. Any changes may be submitted in writing to Goldman Sachs at any time before the record date for a particular dividend. If you do not indicate any choice, dividends will be reinvested automatically in the Fund.

The election to reinvest dividends in additional shares will not affect the tax treatment of such dividends, which will be treated as received by you and then used to purchase the shares.

Dividends from net investment income and capital gain net income are declared and paid as follows:

Fund	Net Investment Income	Capital Gain Net Income
Research Select	Annually	Annually

From time to time a portion of the Fund's dividends may constitute a return of capital.

At the time of an investor's purchase of shares of the Fund, a portion of the NAV per share may be represented by undistributed income or undistributed realized appreciation of the Fund's portfolio securities. Therefore, subsequent distributions on such shares from such income or realized appreciation may be taxable to you even if the NAV of the shares is, as a result of the distributions, reduced below the cost of such shares and the distributions (or portions thereof) represent a return of a portion of the purchase price.

Shareholder Guide

The following section will provide you with answers to some of the most often asked questions regarding buying and selling the Fund's Service Shares.

HOW TO BUY SHARES

How Can I Purchase Service Shares Of The Fund?

Generally, Service Shares may be purchased only through institutions that have agreed to provide account administration and personal and account maintenance services to their customers who are the beneficial owners of Service Shares. These institutions are called ''Service Organizations.'' Customers of a Service Organization will normally give their purchase instructions to the Service Organization, and the Service Organization will, in turn, place purchase orders with Goldman Sachs. Service Organizations will set times by which purchase orders and payments must be received by them from their customers. Generally, Service Shares may be purchased from the Fund on any business day at their NAV next determined after receipt of an order by Goldman Sachs from a Service Organization. No sales load is charged. Purchases of Service Shares must be settled within three business days of receipt of a complete purchase order.

Service Organizations are responsible for transmitting purchase orders and payments to Goldman Sachs in a timely fashion. Service Organizations should place an order with Goldman Sachs at 1-800-621-2550 and either:

■ Wire federal funds to The Northern Trust Company (''Northern''), as subcustodian for State Street Bank and Trust Company (''State Street'') (the Fund's custodian) on the next business day; *or*

■ Send a check or Federal Reserve draft payable to Goldman Sachs Funds—(Name of Fund and Class of Shares), 4900 Sears Tower—60th Floor, Chicago, IL 60606-6372. The Fund will not accept a check drawn on a foreign bank or a third-party check.

In certain instances, the Trust may require a signature guarantee in order to effect purchase, redemption or exchange transactions. Signature guarantees must be obtained from a bank, brokerage firm or other financial intermediary that is a member of an approved Medallion Guarantee Program or that is otherwise approved by the Trust. A notary public cannot provide a signature guarantee.

What Do I Need To Know About Service Organizations?

Service Organizations may provide the following services in connection with their customers' investments in Service Shares:

■ Acting, directly or through an agent, as the sole shareholder of record

■ Maintaining account records for customers

- Processing orders to purchase, redeem or exchange shares for customers
- Responding to inquiries from prospective and existing shareholders
- Assisting customers with investment procedures

In addition, some (but not all) Service Organizations are authorized to accept, on behalf of Goldman Sachs Trust (the ''Trust''), purchase, redemption and exchange orders placed by or on behalf of their customers, and may designate other intermediaries to accept such orders, if approved by the Trust. In these cases:

- The Fund will be deemed to have received an order in proper form when the order is accepted by the authorized Service Organization or intermediary on a business day, and the order will be priced at the Fund's NAV next determined after such acceptance.
- Service Organizations or intermediaries will be responsible for transmitting accepted orders and payments to the Trust within the time period agreed upon by them.

You should contact your Service Organization directly to learn whether it is authorized to accept orders for the Trust.

Pursuant to a service plan adopted by the Trust's Board of Trustees, Service Organizations are entitled to receive payment for their services from the Trust of up to 0.50% (on an annualized basis) of the average daily net assets of the Service Shares of the Fund, which are attributable to or held in the name of the Service Organization for its customers.

The Investment Adviser, Distributor and/or their affiliates may pay additional compensation from time to time, out of their assets and not as an additional charge to the Fund, to selected Service Organizations and other persons in connection with the sale, distribution and/or servicing of shares of the Fund and other Goldman Sachs Funds. Additional compensation based on sales may, but is currently not expected to, exceed 0.50% (annualized) of the amount invested.

In addition to Service Shares, the Fund also offers other classes of shares to investors. These other share classes are subject to different fees and expenses (which affect performance), have different minimum investment requirements and are entitled to different services than Service Shares. Information regarding these other share classes may be obtained from your sales representative or from Goldman Sachs by calling the number on the back cover of this Prospectus.

What Is My Minimum Investment In The Fund?

The Fund does not have any minimum purchase or account requirements with respect to Service Shares. A Service Organization may, however, impose a minimum amount for initial and subsequent investments in Service Shares, and may establish other requirements such as a minimum account balance. A Service Organization may redeem Service Shares held by non-complying accounts, and may impose a charge for any special services.

What Else Should I Know About Share Purchases?

The Trust reserves the right to:

- Reject or restrict any purchase or exchange orders by a particular purchaser (or group of related purchasers). This may occur, for example, when a pattern of frequent purchases, sales or exchanges of Service Shares of the Fund is evident, or if purchases, sales or exchanges are, or a subsequent abrupt redemption might be, of a size that would disrupt the management of the Fund.
- Close the Fund to new investors from time to time and reopen the Fund whenever it is deemed appropriate by the Fund's Investment Adviser.

The Fund may allow Service Organizations to purchase shares with securities instead of cash if consistent with the Fund's investment policies and operations and if approved by the Fund's Investment Adviser.

How Are Shares Priced?

The price you pay or receive when you buy, sell or exchange Service Shares is determined by the Fund's NAV. The Fund calculates NAV as follows:

$$\text{NAV} = \frac{\text{(Value of Assets of the Class)} - \text{(Liabilities of the Class)}}{\text{Number of Outstanding Shares of the Class}}$$

The Fund's investments are valued based on market quotations or, if accurate quotations are not readily available, the fair value of the Fund's investments may be determined in good faith under procedures established by the Trustees.

- NAV per share of each class is calculated by State Street on each business day as of the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. New York time). Fund shares will not be priced on any day the New York Stock Exchange is closed.
- When you buy shares, you pay the NAV next calculated *after* the Fund receives your order in proper form.
- When you sell shares, you receive the NAV next calculated *after* the Fund receives your order in proper form.

Note: The time at which transactions and shares are priced and the time by which orders must be received may be changed in case of an emergency or if regular trading on the New York Stock Exchange is stopped at a time other than 4:00 p.m. New York time.

In addition, the impact of events that occur after the publication of market quotations used by the Fund to price its securities (for example, in foreign markets), but before the close of regular trading on the New York Stock Exchange will normally not be reflected in the Fund's next determined NAV unless the Trust, in its discretion, makes an adjustment in light of the nature and materiality of the event, its effect on Fund operations and other relevant factors.

HOW TO SELL SHARES

How Can I Sell Service Shares Of The Fund?

Generally, Service Shares may be sold (redeemed) only through Service Organizations. Customers of a Service Organization will normally give their redemption instructions to the Service Organization, and the Service Organization will, in turn, place redemption orders with the Fund. **Generally, the Fund will redeem its Service Shares upon request on any business day at their NAV next determined after receipt of such request in proper form.** Redemption proceeds may be sent to recordholders by check or by wire (if the wire instructions are on record).

A Service Organization may request redemptions in writing or by telephone if the optional telephone redemption privilege is elected on the Account Application.

By Writing:	Goldman Sachs Funds 4900 Sears Tower—60th Floor Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone redemption privilege on your Account Application: 1-800-621-2550 (8:00 a.m. to 4:00 p.m. New York time)

What Do I Need To Know About Telephone Redemption Requests?

The Trust, the Distributor and the Transfer Agent will not be liable for any loss you may incur in the event that the Trust accepts unauthorized telephone redemption requests that the Trust reasonably believes to be genuine. In an effort to prevent unauthorized or fraudulent redemption and exchange requests by telephone, Goldman Sachs employs reasonable procedures specified by the Trust to confirm that such instructions are genuine. If reasonable procedures are not employed, the Trust may be liable for any loss due to unauthorized or fraudulent transactions. The following general policies are currently in effect:

- All telephone requests are recorded.
- Any redemption request that requires money to go to an account or address other than that designated on the Account Application must be in writing and

signed by an authorized person designated on the Account Application. The written request may be confirmed by telephone with both the requesting party and the designated bank account to verify instructions.

■ The telephone redemption option may be modified or terminated at any time.

Note: It may be difficult to make telephone redemptions in times of drastic economic or market conditions.

How Are Redemption Proceeds Paid?

By Wire: The Fund will arrange for redemption proceeds to be wired as federal funds to the bank account designated in the recordholder's Account Application. The following general policies govern wiring redemption proceeds:

■ Redemption proceeds will normally be wired on the next business day in federal funds (for a total of one business day delay), but may be paid up to three business days following receipt of a properly executed wire transfer redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days. If the Federal Reserve Bank is closed on the day that the redemption proceeds would ordinarily be wired, wiring the redemption proceeds may be delayed one additional business day.

■ To change the bank designated on your Account Application, you must send written instructions signed by an authorized person designated on the Account Application to the Service Organization.

■ Neither the Trust, Goldman Sachs nor any other institution assumes any responsibility for the performance of intermediaries or your Service Organization in the transfer process. If a problem with such performance arises, you should deal directly with such intermediaries or Service Organization.

By Check: A recordholder may elect in writing to receive redemption proceeds by check. Redemption proceeds paid by check will normally be mailed to the address of record within three business days of receipt of a properly executed redemption request. If the shares to be sold were recently paid for by check, the Fund will pay the redemption proceeds when the check has cleared, which may take up to 15 days.

What Else Do I Need To Know About Redemptions?

The following generally applies to redemption requests:

■ Additional documentation may be required when deemed appropriate by the Transfer Agent. A redemption request will not be in proper form until such additional documentation has been received.

■ Service Organizations are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, Service Organizations may set times by which they must receive redemption requests. Service Organizations may also require additional documentation from you.

The Trust reserves the right to:

■ Redeem the Service Shares of any Service Organization whose account balance falls below $50 as a result of earlier redemptions. The Fund will not redeem Service Shares on this basis if the value of the account falls below the minimum account balance solely as a result of market conditions. The Fund will give 60 days' prior written notice to allow a Service Organization to purchase sufficient additional shares of the Fund in order to avoid such redemption.

■ Redeem the shares in other circumstances determined by the Board of Trustees to be in the best interest of the Trust.

■ Pay redemptions by a distribution in-kind of securities (instead of cash). If you receive redemption proceeds in-kind, you should expect to incur transaction costs upon the disposition of those securities.

■ Reinvest any dividends or other distributions which you have elected to receive in cash should your check for such dividends or other distributions be returned to the Fund as undeliverable or remain uncashed for six months. In addition, that distribution and all future distributions payable to you will be reinvested at NAV in additional Fund shares. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

Can I Exchange My Investment From One Fund To Another?

A Service Organization may exchange Service Shares of the Fund at NAV for Service Shares of any other Goldman Sachs Fund. The exchange privilege may be materially modified or withdrawn at any time upon 60 days' written notice.

Instructions For Exchanging Shares:	
By Writing:	■ Write a letter of instruction that includes: 　■ The recordholder name(s) and signature(s) 　■ The account number 　■ The Fund names and Class of Shares 　■ The dollar amount to be exchanged ■ Mail the request to: Goldman Sachs Funds 4900 Sears Tower—60th Floor Chicago, IL 60606-6372
By Telephone:	If you have elected the telephone exchange privilege on your Account Application: ■ 1-800-621-2550 　(8:00 a.m. to 4:00 p.m. New York time)

You should keep in mind the following factors when making or considering an exchange:

■ You should obtain and carefully read the prospectus of the Fund you are acquiring before making an exchange.

■ All exchanges which represent an initial investment in a Fund must satisfy the minimum initial investment requirement of that Fund, except that this requirement may be waived at the discretion of the Trust.

■ Telephone exchanges normally will be made only to an identically registered account.

■ Shares may be exchanged among accounts with different names, addresses and social security or other taxpayer identification numbers only if the exchange instructions are in writing and are signed by an authorized person designated on the Account Application.

■ Exchanges are available only in states where exchanges may be legally made.

■ It may be difficult to make telephone exchanges in times of drastic economic or market conditions.

■ Goldman Sachs may use reasonable procedures described under ''What Do I Need To Know About Telephone Redemption Requests?'' in an effort to prevent unauthorized or fraudulent telephone exchange requests.

For federal income tax purposes, an exchange is treated as a redemption of the shares surrendered in the exchange, on which you may be subject to tax, followed by a purchase of shares received in the exchange. You should consult your tax adviser concerning the tax consequences of an exchange.

What Types Of Reports Will Be Sent Regarding Investments In Service Shares?

Service Organizations will receive from the Fund annual reports containing audited financial statements and semi-annual reports. Service Organizations will also be provided with a printed confirmation for each transaction in their account and a monthly account statement. Service Organizations are responsible for providing these or other reports to their customers who are the beneficial owners of Service Shares in accordance with the rules that apply to their accounts with the Service Organizations.

Taxation

TAXABILITY OF DISTRIBUTIONS

As with any investment, you should consider how your investment in the Fund will be taxed. The tax information below is provided as general information. More tax information is available in the Additional Statement. You should consult your tax adviser about the federal, state, local or foreign tax consequences of your investment in the Fund.

You should consider the possible tax consequences of Fund distributions and the sale of your Fund shares.

TAXES ON DISTRIBUTIONS

Distributions you receive from the Fund are generally subject to federal income tax, and may also be subject to state or local taxes. This is true whether you reinvest your distributions in additional Fund shares or receive them in cash. For federal tax purposes, the Fund's income dividend distributions and short-term capital gain distributions are taxable to you as ordinary income. Any long-term capital gain distributions are taxable as long-term capital gains, no matter how long you have owned your Fund shares.

Although distributions are generally treated as taxable to you in the year they are paid, distributions declared in October, November or December but paid in January are taxable as if they were paid in December. A percentage of the Fund's dividends paid to corporate shareholders may be eligible for the corporate dividends-received deduction. The Fund will inform shareholders of the character and tax status of all distributions promptly after the close of each calendar year.

The Fund may be subject to foreign withholding or other foreign taxes on income or gain from certain foreign securities. In general, the Fund may deduct these taxes in computing its taxable income.

If you buy shares of the Fund before it makes a distribution, the distribution will be taxable to you even though it may actually be a return of a portion of your investment. This is known as ''buying a dividend.''

TAXABILITY OF SALES AND EXCHANGES

Your sale of Fund shares is a taxable transaction for federal income tax purposes, and may also be subject to state and local taxes. For tax purposes, the exchange of your Fund shares for shares of a different Goldman Sachs Fund is the same as a sale. When you sell your shares, you will generally recognize a capital gain or loss in an amount equal to the difference between your adjusted tax basis in the shares and the amount received. Generally, this gain or loss is long-term or short-term depending on whether your holding period exceeds twelve months, except that any loss realized on shares held for six months or less will be treated as a long-term capital loss to the extent of any long-term capital gain dividends that were received on the shares.

RETIREMENT PLANS

The one major exception to these tax principles is that distributions on, and sales, exchanges and redemptions of, shares held in an IRA (or other tax-qualified plan) will not be currently taxable.

OTHER INFORMATION

When you open your account, you should provide your social security or tax identification number on your Account Application. By law, the Fund must withhold 31% of your taxable distributions and any redemption proceeds if you do not provide your correct taxpayer identification number, or certify that it is correct, or if the IRS instructs the Fund to do so. Non-U.S. investors may be subject to U.S. withholding and estate tax.

Appendix A
Additional Information on Portfolio Risks, Securities and Techniques

A. General Portfolio Risks

The Fund will be subject to the risks associated with equity securities. ''Equity securities'' may include common stocks, preferred stocks, interests in real estate investment trusts, convertible debt obligations, convertible preferred stocks, equity interests in trusts, partnerships, joint ventures, limited liability companies and similar enterprises, warrants, and stock purchase rights. In general, stock values fluctuate in response to the activities of individual companies and in response to general market and economic conditions. Accordingly, the value of the stocks that the Fund holds may decline over short or extended periods. The stock markets tend to be cyclical, with periods when stock prices generally rise and periods when prices generally decline. The volatility of equity securities means that the value of your investment in the Fund may increase or decrease. As of the date of this Prospectus, certain stock markets were trading at or close to record high levels and there can be no guarantee that such levels will continue.

To the extent that the Fund invests in fixed-income securities, the Fund will also be subject to the risks associated with its fixed-income securities. These risks include interest rate risk and credit risk. In general, interest rate risk involves the risk that when interest rates decline, the market value of fixed-income securities tends to increase. Conversely, when interest rates increase, the market value of fixed-income securities tends to decline. Credit risk involves the risk that an issuer could default on its obligations, and the Fund will not recover its investment.

The Investment Adviser will not consider the portfolio turnover rate a limiting factor in making investment decisions for the Fund. Trading to keep the Fund's portfolio holdings consistent with, and equally weighted among, the securities in the *U.S. Select List* may increase the Fund's portfolio turnover rate. A high rate of portfolio turnover (100% or more) involves correspondingly greater expenses which must be borne by the Fund and its shareholders, and is also likely to result in higher short-term capital gains taxable to shareholders. The portfolio turnover rate is calculated by dividing the lesser of the dollar amount of sales or purchases of portfolio securities by the average monthly value of the Fund's portfolio securities, excluding securities having a maturity at the date of purchase of one year or less.

The following sections provide further information on certain types of securities and investment techniques that may be used by the Fund, including their associated risks. Additional information is provided in the Additional Statement, which is available upon request. Among other things, the Additional Statement describes certain fundamental investment restrictions that cannot be changed without shareholder approval. You should note, however, that the investment objective and all policies not specifically designated as fundamental are non-fundamental and may be changed without shareholder approval. If there is a change in the Fund's investment objective, you should consider whether the Fund remains an appropriate investment in light of your then current financial position and needs.

B. Other Portfolio Risks

Risks of Investing in Small Capitalization Companies and REITs. The Fund may invest in small capitalization companies and REITs. Investments in small capitalization companies and REITs involve greater risk and portfolio price volatility than investments in larger capitalization stocks. Among the reasons for the greater price volatility of these investments are the less certain growth prospects of smaller firms and the lower degree of liquidity in the markets for such securities. Small capitalization companies and REITs may be thinly traded and may have to be sold at a discount from current market prices or in small lots over an extended period of time. In addition, these securities are subject to the risk that during certain periods the liquidity of particular issuers or industries, or all securities in these investment categories, will shrink or disappear suddenly and without warning as a result of adverse economic or market conditions, or adverse investor perceptions whether or not accurate. Because of the lack of sufficient market liquidity, the Fund may incur losses because it will be required to effect sales at a disadvantageous time and only then at a substantial drop in price. Small capitalization companies and REITs include ''unseasoned'' issuers that do not have an established financial history; often have limited product lines, markets or financial resources; may depend on or use a few key personnel for management; and may be susceptible to losses and risks of bankruptcy. Transaction costs for these investments are often higher than those of larger capitalization companies. Investments in small capitalization companies and REITs may be more difficult to price precisely than other types of securities because of their characteristics and lower trading volumes.

Risks of Foreign Issuers. The Fund may invest in foreign issuers. Foreign issuers involve special risks that are not typically associated with U.S. issuers. There may be less publicly available information about a foreign issuer than about a U.S. issuer. In addition, there is generally less government regulation of foreign companies than in the United States. The securities of many foreign issuers are less liquid and more volatile than securities of comparable domestic issuers. Furthermore, with respect to certain foreign countries, there is a possibility of nationalization, expropriation or confiscatory taxation, imposition of withholding or other taxes on dividend or interest payments (or, in some cases, capital gains), limitations on the removal of funds or other assets, and political or social instability or diplomatic developments which could affect the Fund's investments.

Risks of Derivative Investments. The Fund's transactions in options, futures, options on futures, swaps and structured securities involve additional risk of loss. Loss can result from a lack of correlation between changes in the value of derivative instruments and the portfolio assets (if any) being hedged, the potential illiquidity of the markets for derivative instruments, or the risks arising from margin requirements and related leverage factors associated with such transactions. The use of these management techniques also involves the risk of loss if the Investment Adviser is incorrect in its expectation of fluctuations in securities prices or interest rates. The Fund may also invest in derivative investments for non-hedging purposes (that is, to seek to increase total return). Investing for non-hedging purposes is considered a speculative practice and presents even greater risk of loss.

Risks of Illiquid Securities. The Fund may invest up to 15% of its net assets in illiquid securities which cannot be disposed of in seven days in the ordinary course of business at fair value. Illiquid securities include:

- Securities that are not readily marketable
- Repurchase agreements and time deposits with a notice or demand period of more than seven days
- Certain over-the-counter options
- Certain structured securities and all swap transactions
- Certain restricted securities, unless it is determined, based upon a review of the trading markets for a specific restricted security, that such restricted security is eligible for resale pursuant to Rule 144A under the Securities Act of 1933 (''144A Securities'') and, therefore, is liquid.

Investing in 144A Securities may decrease the liquidity of the Fund's portfolio to the extent that qualified institutional buyers become for a time uninterested in purchasing these restricted securities. The purchase price and subsequent valuation of restricted and illiquid securities normally reflect a discount, which may be significant, from the market price of comparable securities for which a liquid market exists.

Credit Risks. Debt securities purchased by the Fund may include securities (including zero coupon bonds) issued by the U.S. government (and its agencies, instru-

mentalities and sponsored enterprises), domestic and foreign corporations, banks and other issuers. Further information is provided in the Additional Statement.

Temporary Investment Risks. The Fund may, for temporary defensive purposes, invest a certain percentage of its total assets in:

- U.S. government securities
- Commercial paper rated at least A-2 by Standard & Poor's or P-2 by Moody's
- Certificates of deposit
- Bankers' acceptances
- Repurchase agreements
- Non-convertible preferred stocks and non-convertible corporate bonds with a remaining maturity of less than one year

When the Fund's assets are invested in such instruments, the Fund may not be achieving its investment objective.

C. Portfolio Securities and Techniques

This section provides further information on certain types of securities and investment techniques that may be used by the Fund, including their associated risks. Further information is provided in the Additional Statement, which is available upon request.

Structured Securities. The Fund may invest in structured securities. Structured securities are securities whose value is determined by reference to changes in the value of specific currencies, interest rates, commodities, indices or other financial indicators (the "Reference") or the relative change in two or more References. The interest rate or the principal amount payable upon maturity or redemption may be increased or decreased depending upon changes in the applicable Reference. Structured securities may be positively or negatively indexed, so that appreciation of the Reference may produce an increase or decrease in the interest rate or value of the security at maturity. In addition, changes in the interest rates or the value of the security at maturity may be a multiple of changes in the value of the Reference. Consequently, structured securities may present a greater degree of market risk than other types of securities and may be more volatile, less liquid and more difficult to price accurately than less complex securities.

REITs. The Fund may invest in REITs. REITs are pooled investment vehicles that invest primarily in either real estate or real estate related loans. The value of a REIT is affected by changes in the value of the properties owned by the REIT or securing mortgage loans held by the REIT. REITs are dependent upon the ability of the REITs' managers, and are subject to heavy cash flow dependency,

default by borrowers and the qualification of the REITs under applicable regulatory requirements for favorable income tax treatment. REITs are also subject to risks generally associated with investments in real estate including possible declines in the value of real estate, general and local economic conditions, environmental problems and changes in interest rates. To the extent that assets underlying a REIT are concentrated geographically, by property type or in certain other respects, these risks may be heightened. The Fund will indirectly bear its proportionate share of any expenses, including management fees, paid by a REIT in which it invests.

Options on Securities and Securities Indices. A put option gives the purchaser of the option the right to sell, and the writer (seller) of the option the obligation to buy, the underlying instrument during the option period. A call option gives the purchaser of the option the right to buy, and the writer (seller) of the option the obligation to sell, the underlying instrument during the option period. The Fund may write (sell) covered call and put options and purchase put and call options on any securities in which it may invest or on any securities index comprised of securities in which it may invest.

The writing and purchase of options is a highly specialized activity which involves special investment risks. Options may be used for either hedging or cross-hedging purposes, or to seek to increase total return (which is considered a speculative activity). The successful use of options depends in part on the ability of the Investment Adviser to manage future price fluctuations and the degree of correlation between the options and securities markets. If the Investment Adviser is incorrect in its expectation of changes in market prices or determination of the correlation between the instruments or indices on which options are written and purchased and the instruments in the Fund's investment portfolio, the Fund may incur losses that it would not otherwise incur. The use of options can also increase the Fund's transaction costs. Options written or purchased by the Fund may be traded on U.S. exchanges or over-the-counter. Over-the-counter options will present greater possibility of loss because of their greater illiquidity and credit risks.

Futures Contracts and Options on Futures Contracts. Futures contracts are standardized, exchange-traded contracts that provide for the sale or purchase of a specified financial instrument at a future time at a specified price. An option on a futures contract gives the purchaser the right (and the writer of the option the obligation) to assume a position in a futures contract at a specified exercise price within a specified period of time. A futures contract may be based on various securities (such as U.S. government securities), securities indices, and other financial instruments and indices. The Fund may engage in futures transactions on U.S. exchanges.

The Fund may purchase and sell futures contracts, and purchase and write call and put options on futures contracts, in order to seek to increase total return or to hedge against changes in interest rates or securities prices. The Fund may also enter into closing purchase and sale transactions with respect to such contracts and options. The Fund will engage in futures and related options transactions for bona fide hedging purposes as defined in regulations of the Commodity Futures Trading Commission or to seek to increase total return to the extent permitted by such regulations. The Fund may not purchase or sell futures contracts or purchase or sell related options to seek to increase total return, except for closing purchase or sale transactions, if immediately thereafter the sum of the amount of initial margin deposits and premiums paid on the Fund's outstanding positions in futures and related options entered into for the purpose of seeking to increase total return would exceed 5% of the market value of the Fund's net assets.

Futures contracts and related options present the following risks:

- While the Fund may benefit from the use of futures and options on futures, unanticipated changes in interest rates or securities prices may result in poorer overall performance than if the Fund had not entered into any futures contracts or options transactions.
- Because perfect correlation between a futures position and portfolio position that is intended to be protected is impossible to achieve, the desired protection may not be obtained and the Fund may be exposed to additional risk of loss.
- The loss incurred by the Fund in entering into futures contracts and in writing call options on futures is potentially unlimited and may exceed the amount of the premium received.
- Futures markets are highly volatile and the use of futures may increase the volatility of the Fund's NAV.
- As a result of the low margin deposits normally required in futures trading, a relatively small price movement in a futures contract may result in substantial losses to the Fund.
- Futures contracts and options on futures may be illiquid, and exchanges may limit fluctuations in futures contract prices during a single day.

Equity Swaps. The Fund may invest in equity swaps. Equity swaps allow the parties to a swap agreement to exchange the dividend income or other components of return on an equity investment (for example, a group of equity securities or an index) for a component of return on another non-equity or equity investment.

An equity swap may be used by the Fund to invest in a market without owning or taking physical custody of securities in circumstances in which direct investment may be restricted for legal reasons or is otherwise impractical. Equity swaps are derivatives and their value can be very volatile. To the extent that the Investment

Adviser does not accurately analyze and predict the potential relative fluctuation of the components swapped with another party, the Fund may suffer a loss. The value of some components of an equity swap (such as the dividends on a common stock) may also be sensitive to changes in interest rates. Furthermore, the Fund may suffer a loss if the counterparty defaults.

When-Issued Securities and Forward Commitments. The Fund may purchase when-issued securities and enter into forward commitments. When-issued securities are securities that have been authorized, but not yet issued. When-issued securities are purchased in order to secure what is considered to be an advantageous price or yield to the Fund at the time of entering into the transaction. A forward commitment involves the entering into a contract to purchase or sell securities for a fixed price at a future date beyond the customary settlement period.

The purchase of securities on a when-issued or forward commitment basis involves a risk of loss if the value of the security to be purchased declines before the settlement date. Conversely, the sale of securities on a forward commitment basis involves the risk that the value of the securities sold may increase before the settlement date. Although the Fund will generally purchase securities on a when-issued or forward commitment basis with the intention of acquiring the securities for its portfolio, the Fund may dispose of when-issued securities or forward commitments prior to settlement if the Investment Adviser deems it appropriate.

Repurchase Agreements. Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. The Fund may enter into repurchase agreements with dealers in U.S. government securities and member banks of the Federal Reserve System which furnish collateral at least equal in value or market price to the amount of their repurchase obligation.

If the other party or ''seller'' defaults, the Fund might suffer a loss to the extent that the proceeds from the sale of the underlying securities and other collateral held by the Fund are less than the repurchase price and the Fund's costs associated with delay and enforcement of the repurchase agreement. In addition, in the event of bankruptcy of the seller, the Fund could suffer additional losses if a court determines that the Fund's interest in the collateral is not enforceable.

In evaluating whether to enter into a repurchase agreement, the Investment Adviser will carefully consider the creditworthiness of the seller. The Fund, together with other registered investment companies having advisory agreements with the Investment Adviser or any of its affiliates, may transfer uninvested cash balances into a single joint account, the daily aggregate balance of which will be invested in one or more repurchase agreements.

Lending of Portfolio Securities. The Fund may engage in securities lending. Securities lending involves the lending of securities owned by the Fund to financial institutions such as certain broker-dealers. The borrowers are required to secure their loan continuously with cash, cash equivalents, U.S. government securities or letters of credit in an amount at least equal to the market value of the securities loaned. Cash collateral may be invested in cash equivalents. To the extent that cash collateral is invested in other investment securities, such collateral will be subject to market depreciation or appreciation, and the Fund will be responsible for any loss that might result from its investment of the borrowers' collateral. If the Investment Adviser determines to make securities loans, the value of the securities loaned may not exceed 33⅓% of the value of the total assets of the Fund (including the loan collateral).

The Fund may lend its securities to increase its income. The Fund may, however, experience delay in the recovery of its securities or a capital loss if the institution with which it has engaged in a portfolio loan transaction breaches its agreement with the Fund.

Preferred Stock, Warrants and Rights. The Fund may invest in preferred stock, warrants and rights. Preferred stocks are securities that represent an ownership interest providing the holder with claims on the issuer's earnings and assets before common stock owners but after bond owners. Unlike debt securities, the obligations of an issuer of preferred stock, including dividend and other payment obligations, may not typically be accelerated by the holders of such preferred stock on the occurrence of an event of default or other non-compliance by the issuer of the preferred stock.

Warrants and other rights are options to buy a stated number of shares of common stock at a specified price at any time during the life of the warrant or right. The holders of warrants and rights have no voting rights, receive no dividends and have no rights with respect to the assets of the issuer.

Other Investment Companies. The Fund may invest in securities of other investment companies (including SPDRs as defined below and other exchange-traded funds) subject to statutory limitations prescribed by the Act. These limitations include a prohibition on the Fund acquiring more than 3% of the voting shares of any other investment company, and a prohibition on investing more than 5% of the Fund's total assets in securities of any one investment company or more than 10% of its total assets in securities of all investment companies. The Fund will indirectly bear its proportionate share of any management fees and other expenses paid by such other investment companies. Exchange-traded funds such as SPDRs are shares of unaffiliated investment companies which are traded like traditional

equity securities on a national securities exchange or the NASDAQ National Market System.

■ ***Standard & Poor's Depository Receipts.*** The Fund may, consistent with its investment policies, purchase Standard & Poor's Depository Receipts (''SPDRs''). SPDRs are securities traded on the American Stock Exchange (''AMEX'') that represent ownership in the SPDR Trust, a trust which has been established to accumulate and hold a portfolio of common stocks that is intended to track the price performance and dividend yield of the S&P 500. The SPDR Trust is sponsored by a subsidiary of the AMEX. SPDRs may be used for several reasons, including, but not limited to, facilitating the handling of cash flows or trading, or reducing transaction costs. The price movement of SPDRs may not perfectly parallel the price action of the S&P 500.

Unseasoned Companies. The Fund may invest in companies (including predecessors) which have operated less than three years. The securities of such companies may have limited liquidity, which can result in their being priced higher or lower than might otherwise be the case. In addition, investments in unseasoned companies are more speculative and entail greater risk than do investments in companies with an established operating record.

Corporate Debt Obligations. Corporate debt obligations include bonds, notes, debentures, commercial paper and other obligations of corporations to pay interest and repay principal, and include securities issued by banks and other financial institutions. The Fund may invest in corporate debt obligations issued by U.S. and certain non-U.S. issuers which issue securities denominated in the U.S. dollar (including Yankee and Euro obligations). In addition to obligations of corporations, corporate debt obligations include securities issued by banks and other financial institutions and supranational entities (*i.e.*, the World Bank, the International Monetary Fund, etc.).

Bank Obligations. The Fund may invest in obligations issued or guaranteed by U.S. or foreign banks. Bank obligations, including without limitations, time deposits, bankers' acceptances and certificates of deposit, may be general obligations of the parent bank or may be limited to the issuing branch by the terms of the specific obligations or by government regulations. Banks are subject to extensive but different governmental regulations which may limit both the amount and types of loans which may be made and interest rates which may be charged. In addition, the profitability of the banking industry is largely dependent upon the availability and cost of funds for the purpose of financing lending operations under prevailing money market conditions. General economic conditions as well as exposure to credit losses arising from possible financial difficulties of borrowers play an important part in the operation of this industry.

U.S. Government Securities. The Fund may invest in U.S. government securities. U.S. government securities include U.S. Treasury obligations and obligations issued or guaranteed by U.S. government agencies, instrumentalities or sponsored enterprises. U.S. government securities may be supported by (a) the full faith and credit of the U.S. Treasury (such as the Government National Mortgage Association (''Ginnie Mae'')); (b) the right of the issuer to borrow from the U.S. Treasury (such as securities of the Student Loan Marketing Association); (c) the discretionary authority of the U.S. government to purchase certain obligations of the issuer (such as the Federal National Mortgage Association (''Fannie Mae'') and Federal Home Loan Mortgage Corporation (''Freddie Mac'')); or (d) only the credit of the issuer.

Borrowings. The Fund can borrow money from banks and other financial institutions in amounts not exceeding one-third of its total assets for temporary or emergency purposes. The Fund may not make additional investments if borrowings exceed 5% of its total assets.

Short Sales Against-the-Box. The Fund may make short sales against-the-box. A short sale against-the-box means that at all times when a short position is open the Fund will own an equal amount of securities sold short, or securities convertible into or exchangeable for, without payment of any further consideration, an equal amount of the securities of the same issuer as the securities sold short.

Appendix B
Prior Price Returns of the U.S. Select List

As mentioned in ''Fund Investment Objectives and Strategies,'' the *U.S. Select List* was introduced on September 9, 1998 and comprises approximately 25 to 35 stocks that the Goldman Sachs U.S. Stock Selection Committee expects, as a portfolio, to outperform its benchmark, the S&P 500 Index, over the next twelve to eighteen months. The *U.S. Select List* changes regularly. While the companies on the list generally have been relatively large U.S. companies, the list is not restricted to those types of companies. It is expected that, under normal market conditions, the quarterly performance of the Fund, before expenses, will track the price return of the *U.S. Select List* within a .90 correlation coefficient.

The Fund's portfolio management team does not have access to information regarding additions or deletions for the *U.S. Select List* prior to their publication. Goldman Sachs publishes other lists of recommended securities that could be appropriate for Fund investors but that are not used by the Fund's portfolio management team.

The chart below reflects historical information regarding the *U.S. Select List*. The *U.S. Select List* is not maintained for the purpose of managing any account or investment company such as the Fund. The number of stocks on the *U.S. Select List* and the frequency of additions to and deletions from the *U.S. Select List* change from time to time. The stocks included in the *U.S. Select List* constitute only a ''paper portfolio'' that does not reflect actual trading and does not have an actual performance record. The *U.S. Select List's* price return does not represent the return on any fund or any other account that involves actual trading. The price returns are not indicative of the returns on any fund or account because, among other things, they do not reflect actual prices when stocks are purchased or sold, transaction costs and account fees. In addition, because the *U.S. Select List* does not include a cash component, price returns are based on a constant 100% investment in the stocks on the *U.S. Select List*. Also, the information below does not reflect the impact that the Investment Adviser's portfolio management decisions and techniques may have on performance. Further, the actual performance of the Fund may differ from that of the *U.S. Select List* because of time delays between when a stock is added to or removed from the list and when it is bought or sold for the Fund. Investors should not consider this price return information as a substitute for, or an indication of, future performance of the Research Select Fund or the Investment Adviser. Finally, past price returns of the *U.S. Select List* are not representative of future price returns of the list.

	9/9/98 (inception) to 12/31/98	12/31/98 to 12/31/99	12/31/99 to 5/31/00	9/9/98 (inception) to 5/31/00
U.S. Select List Stock Price Return*	37.57%	33.81%	9.26%	101.13%
S&P 500 Index Price Return**	22.73%	21.06%	(2.82)%	44.36%

* *The results for the U.S. Select List portfolio represent an equal-weighted arithmetic average of the stocks held at any point during the month. The results are calculated monthly using each stock's capital appreciation or depreciation during the period that it is on the U.S. Select List and dividing that by the highest number of stocks that were on the U.S. Select List at any point during the month. Prior to June 1999, the divisor was the time-weighted number of stocks on the list for the specified period. The results are calculated using the prices of the stocks at the close of trading of the stock market one full day after the stock was added to the U.S. Select List (e.g., if the stock was added on the afternoon of 5/5, the recorded price is at the close on 5/6). The results do not reflect the execution of actual purchases or sales, and there is no guarantee that a mutual fund following the U.S. Select List would be able to execute purchases and sales at the prices used to calculate the price returns. Because the U.S. Select List is a paper portfolio that is not managed to a target number of stocks, no ''re-balancing'' of actual investments is done when stocks are added to or deleted from the U.S. Select List. Price returns are based on 100% investment in the stocks on the U.S. Select List.*

Price returns are calculated to include the price return plus dividends for the stock during the month in which they are paid without being reinvested into the security. They do not reflect the market impact on the stock prices that may occur between the time the publication is made of additions to and deletions from the U.S. Select List and the time a mutual fund following the U.S. Select List would be able to execute purchases and sales. They also do not reflect transaction fees, such as commissions, fees and interest charges, or the costs of running a mutual fund, such as management fees, distribution fees and other expenses. They do not reflect the impact that an investment adviser's portfolio management decisions and techniques may have on a mutual fund's returns. Actual transactions and the effect of dividends, fees and costs will result in returns that differ from those of the U.S. Select List.

** *The S&P 500 Index is an unmanaged index containing common stocks of 500 industrial, transportation, utility and financial companies, regarded as generally representative of the U.S. stock market. The S&P 500 Index performance numbers shown are price returns reflecting the reinvestment of dividends. They do not reflect fees, brokerage commissions or other costs of investing that are not incurred by an index.*

Index



Research Select Fund Prospectus (Service Shares)

FOR MORE INFORMATION

Annual/Semi-annual Report

Additional information about the Fund's investments is available in the Fund's annual and semi-annual reports to shareholders. In the Fund's annual reports, you will find a discussion of the market conditions and investment strategies that significantly affected the Fund's performance during the last fiscal year. As of the date of this Prospectus, the Research Select Fund had not commenced operations, and its annual report for the fiscal year ended August 31, 2000 will become available to shareholders in October 2000.

Statement of Additional Information

Additional information about the Fund and its policies is also available in the Fund's Additional Statement. The Additional Statement is incorporated by reference into this Prospectus (is legally considered part of this Prospectus).

The Fund's annual and semi-annual reports, and the Additional Statement, are available free upon request by calling Goldman Sachs at 1-800-621-2550.

To obtain other information and for shareholder inquiries:

By telephone – Call 1-800-621-2550
By mail – Goldman Sachs Funds, 4900 Sears Tower – 60th Floor, Chicago, IL 60606-6372
By e-mail – gs-funds@gs.com
On the Internet – Text-only versions of the Fund's documents are located online and may be downloaded from:

SEC EDGAR database – http://www.sec.gov

You may review and obtain copies of Fund documents by visiting the SEC's Public Reference Room in Washington, D.C. You may also obtain copies of Fund documents, after paying a duplicating fee, by writing to the SEC's Public Reference Section, Washington, D.C. 20549-0102 or by electronic request to: publicinfo@sec.gov. Information on the operation of the public reference room may be obtained by calling the SEC at (202) 942-8090.

Goldman Sachs

The Fund's investment company registration number is 811-5349.